    As filed with the Securities and Exchange Commission on June 23, 1997

                                                      Registration No. 333-21335

================================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                              ___________________


                            PMC International, Inc.
                 (Name of small business issuer in its charter)

               Colorado                              6282                              84-0627374
      (State or jurisdiction of          (Primary Standard Industrial               (I.R.S. Employer
    incorporation or organization)        Classification Code Number)              Identification No.)

        555 17th Street, 14th Floor                                 555 17th Street, 14th Floor
         Denver, Colorado  80202                                       Denver, Colorado 80202
              (303) 292-1177                                Address of principal place of business or
     (Address and telephone number of                           intended principal place of business)
        principal executive offices)

                      ____________________________________

                              Kenneth S. Phillips
                     President and Chief Executive Officer
                             PMC International, Inc.
                           555 17th Street, 14th Floor
                            Denver, Colorado  80202
                                 (303) 292-1177
           (Name, address, and telephone number of agent for service)

                                   Copies to:

                            Francis R. Wheeler, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                             Denver, Colorado 80203
                                 (303) 861-7000

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.     _______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                            ________________________


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.







                        CALCULATION OF REGISTRATION FEE



 Title of each class                           Proposed maximum      Proposed maximum
 of securities to be       Amount to be       offering price per    aggregate offering         Amount of
      registered            registered             share(3)               price            registration fee
      ----------            ----------             --------               -----            ----------------
  Common stock, par     12,914,706 shares          $2.46876            $31,883,309            $9,662.00 (4)
    value $.01 per
        share           150,000 shares (2)         $1.625 (2)          $   243,750            $   73.87
                        (13,064,706 total)

  Common Stock, par         1,279,500              $2.46876            $ 3,158,778            $  957.00 (4)
   value $.01 per
      share (1)            448,000 (2)             $1.625 (2)          $   728,000            $  220.60
                        (1,727,500 total)



         (1) Represents shares of Common Stock issuable upon exercise of certain options and warrants held by the Selling Shareholders.

         (2) This Amendment Number 2 supplements the initial registration statement filed with the Commission February 7, 1997, and amended by Amendment Number 1, filed with the Commission May 27, 1997 with the registration of an additional 598,000 shares. Pursuant to Rule 457(a), a filing fee of $294.47 has been paid with respect to the 598,000 additional shares registered herewith.

         (3) Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based upon the average of the bid and asked price reported on February 4, 1997 and June 19, 1997, as reported in the Over-the Counter Market.

         (4) Previously paid.


================================================================================

                        CALCULATION OF REGISTRATION FEE

 Title of each class                           Proposed maximum      Proposed maximum
 of securities to be       Amount to be       offering price per    aggregate offering         Amount of
      registered            registered              share                price (3)         registration fee
      ----------            ----------              -----                ---------         ----------------
  Common stock, par     12,914,706 shares          $2.46876           $31,883,309         $9,662.00 (4)
    value $.01 per
        share           150,000 shares (1)        $1.625 (1)             $243,750
                        (13,064,706 total)                                                      $73.87

  Common Stock, par         1,279,500              $2.46876             $3,158,778           $957.00 (4)
   value $.01 per
      share (2)            448,000 (1)            $1.625 (1)             $728,000               $220.60
                        (1,727,500 total)

         (1) This Amendment Number 2 supplements the initial registration statement filed with the Commission February 7, 1997, and amended by Amendment Number 1, filed with the Commission May 27, 1997 with the registration of an additional 598,000 shares. Pursuant to Rule 457(a), a filing fee of $294.47 has been paid with respect to the 598,000 additional shares registered herewith.

         (2) Represents shares of Common Stock issuable upon exercise of certain options and warrants held by the Selling Shareholders.

         (3) Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based upon the average of the bid and asked price reported on February 4, 1997 and June 19, 1997, as reported in the Over-the Counter Market.

         (4) Previously paid.

PROSPECTUS                     14,792,206 Shares

                            PMC International, Inc.
                                  Common Stock


         This Prospectus relates to the offer and sale by certain persons (and the transferees, pledgees, donees and successors thereof) (collectively the "Selling Shareholders") of up to 13,064,706 shares (the "Shares") of Common Stock, par value $.01 (the "Common Stock"), of PMC International, Inc. (the "Company") currently held by the Selling Shareholders and up to 1,727,500 Shares issuable upon the exercise of certain options and warrants currently held by the Selling Shareholders. The Selling Shareholders may sell the Shares from time to time in one or more transactions, including one or more underwritten offerings. The Selling Shareholders may effect such transactions directly to or through securities broker-dealers in the over-the-counter market or otherwise, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholder might sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The underwriters in any underwritten offering and the terms and conditions of any such offering will be described in a supplement to this Prospectus. See "Selling Shareholders" and "Plan of Distribution."



         All Shares offered hereby are shares currently held by the Selling Shareholders or issuable upon the exercise of certain options and warrants currently held by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company has agreed to bear all expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders other than compensation payable to securities broker-dealers by the Selling Shareholders and/or the purchasers of the Shares, any securities broker/dealer expense allowances and transfer taxes. The offering expenses to be paid by the Company are estimated to be approximately $94,000. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution." It is the view of the Securities and Exchange Commission that such indemnification is contrary to federal securities laws and unenforceable.



         The Common Stock is not traded on an exchange or listed on The Nasdaq Stock Market. It is traded in the over-the-counter market. As a result, there may be a limited market for the Shares which could have an adverse effect on the future sales price and liquidity of the Shares. The last reported sale price for Common Stock on June 19, 1997 was $1.625 as reported to the Company by the principal market maker in the Common Stock. See "Market for the Common Stock."


         No dealer, salesperson or individual has been authorized to give any information, or to make any representations, other than those contained in this Prospectus or in a Prospectus Supplement in connection with the offer made by this Prospectus and any Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein is correct as of any time subsequent to the date hereof or thereof. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

         A PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
        SEE "RISK FACTORS" ON PAGES 2 TO 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS TO BE CONSIDERED BY PROSPECTIVE INVESTORS.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is June 23, 1997.

                             AVAILABLE INFORMATION



         The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.


         The Company has filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.


                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Market for the Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . . 6
Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
Executive Compensation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Security Ownership of Certain Beneficial Owners and Management  . . . . . . . . . . . . . . .  22
Certain Relationships and Related Transactions  . . . . . . . . . . . . . . . . . . . . . . .  23
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
Selling Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully consider the information under the heading "Risk Factors." The information set forth below contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements.


THE COMPANY


         PMC International, Inc. (the "Company") develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company provides products and services that facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fees charged to clients based on a percentage of managed assets and to a lesser extent from consulting fees for certain advisory services and licensing fees from its software products.




         Founded in 1986, the Company is an independent sponsor of privately managed accounts and asset allocation and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap program, which the Company created and has administered since 1987. In addition to its traditional wrap program, since 1994 the Company has invested in developing a range of related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists third-party financial advisors such as banks, insurance companies and brokerage firms (collectively, "Institutional Channels") and independent financial planners ("Independent Channels") in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. In respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.



         The Company has a staff of approximately 73 people as of June 19, 1997, including more than 30 professionals, and conducts business in a number of countries. The Company owns three subsidiaries: (i) Portfolio Management Consultants, Inc. ("PMC"), an investment advisory firm; (ii) Portfolio Brokerage Services, Inc. ("PBS"), a broker/dealer; and (iii) Portfolio Technology Services, Inc. ("PTS"), which specializes in developing proprietary software for use in the financial services industry. Unless the context otherwise requires, references herein to the Company include subsidiaries and predecessors of the Company. The Company's principal executive office is located at 555 17th Street, 14th Floor, Denver, Colorado 80202 and its telephone number is (303) 292-1177.



THE OFFERING

Common Stock offered by the Selling Shareholders  . . .     14,194,206 shares(1)
Common Stock outstanding before the Offering  . . . . .     14,523,614 shares(2)
Common Stock outstanding after the Offering . . . . . .     15,803,114 shares(3)

Use of Proceeds . . . . . . . . . . . . . . . . . . . .     The Company will receive none of the proceeds of the sale of the Shares.
                                                            See "Use of Proceeds."
-------------------

(1) Includes 1,279,500 shares of Common Stock issuable upon exercise of certain outstanding options and warrants held by Selling Shareholders.
(2) Does not include 3,586,500 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants issued by the Company.
(3) Does not include 2,307,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Stock Option Plan for Employees and other options granted to employees and directors.

                                  RISK FACTORS

         AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS ARE ADVISED THAT THEY MAY LOSE ALL OR PART OF THEIR INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS.


         Future Operating Losses May Result in Need for Additional Capital. The Company has incurred substantial losses since inception. The Company suffered a $4,025,000 loss for the year ended December 31, 1996, and a $584,000 loss for the quarter ended March 31, 1997. Historically, the Company has not generated sufficient cash for its operations and has suffered cash flow shortages. The Company has heretofore derived working capital principally from borrowings. In December 1996, the Company closed a private placement of its equity securities that generated approximately $7,500,000 of net proceeds, after payment of expenses of the offering and the repayment of approximately $2,500,000 of indebtedness. Through March 31, 1997, approximately $1.9 million of the net proceeds was pledged by the Company as collateral for a loan made to a limited liability company owned and controlled by the Company's Chief Executive
Officer, approximately $1.8 million was used to pay aged accounts payable of the Company in late 1996 and early 1997 and approximately $1.3 million was used to fund the Company's other working capital and capital expenditure requirements during the first quarter of 1997. See "Business -- Corporate History -- Phillips & Andrus LLC; KP3, LLC." The Company anticipates that the balance of the proceeds from the private placement will be used for its working capital requirements for the second quarter of 1997 and thereafter and for future capital investments by the Company. While the Company believes that the proceeds of the private placement will be sufficient to support its working capital requirements through at least the end of its current fiscal year, there can be no such assurance. If the proceeds are not sufficient to satisfy the Company's working capital requirements, the Company's future liquidity needs may be dependent upon the Company's ability to borrow funds and complete additional equity offerings, or to reduce operations, or both.



         Limited Market for the Company's Common Stock May Adversely Affect Share Price and Liquidity. The Common Stock is not traded on an exchange or listed on The Nasdaq Stock Market ("Nasdaq"), but is quoted in the OTC
Bulletin Board. Transactions in the Common Stock are subject to Rule 15c2-6 under the Exchange Act, which imposes certain requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, broker/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. Thus, Rule 15c2-6 may affect the ability of broker/dealers to sell Common Stock and thereby the ability of investors to sell their Shares in the secondary market. In addition, securities traded in the OTC Bulletin Board may be subject to more price volatility than securities listed on an exchange or Nasdaq. Due to the fact that the Common Stock is not listed on an exchange or on Nasdaq and the application of Rule 15c2-6, the trading volume of the Common Stock is extremely low. Consequently, there may be only a limited market for the Shares. In addition, the lack of trading volume may have an adverse affect on the price at which the Shares may be sold.



         The Common Stock was delisted from The Nasdaq Small Cap Market in February 1995 because the Company failed to satisfy the requirements for continued listing. Under listing requirements recently adopted by the NASD and submitted to the Commission, to be included in The Nasdaq Small Cap Market, among other requirements, (i) an issuer must have net tangible assets of $4,000,000 and (ii) its common stock must have a minimum bid of at least $4.00 per share. While the Company currently satisfies that net tangible assets requirement for inclusion on The Nasdaq Small Cap Market, it may not satisfy the minimum per share bid price within the foreseeable future unless it were to effect a reverse split of its Common Stock or its price per share were to appreciate sufficiently. Moreover, future operating losses or acquisitions involving intangibles could result in reductions of the Company's net tangible assets below the minimum required for Nasdaq listing.



         Company Revenues Would Be Adversely Affected by a Decline in the Stock Market and by Adverse Economic Conditions. The revenues of the Company are directly dependent upon the amount of assets managed or administered by Independent Channels and Institutional Channels using the Company's products and services. A decline in the market value of such managed assets or a downturn in general economic conditions could cause investors to cease using the products and services offered through the Company's distribution channels, including the Company's products and services, and could materially and adversely affect the revenues of the Company.


         The Company and its Customers Operate in a Very Competitive Market.
In offering services through its Institutional and Independent Channels, the Company competes with other firms that offer wrap and managed account programs. These distribution channels in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap and managed account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. Firms that compete with the Company in providing services to its Independent Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the

Company. Competitors may reduce the fees charged for wrap and managed account programs or pursue other competitive strategies that could have an adverse impact on the Company. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third-party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third-party asset managers. See "Business--Competition."

         The Company's Customers Are under No Obligation to Use its Products. Most of the Company's gross revenues currently are generated by fees from the Company's Private Wealth Management investment advisory programs. The programs are provided by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. These Institutional Channels and Independent Channels are under no obligation to continue to utilize the Company's programs. The Company's private-label relationship with Chase Investment Services Corp. ("CISC") accounted for approximately 18% of the Company's gross revenues during 1996. CISC recently restructured its business, which restructuring has materially and adversely affected the gross revenues derived from that relationship during 1996. While the Company has no reason to believe that its current investment advisory relationships will not continue to generate revenues for the Company consistent with prior years, other than that with CISC as discussed above, there can be no assurance that such will be the case. Assets under management for CISC and related revenues have remained stable since completion of the CISC restructuring.


         Failure to Manage Growth Effectively Could Strain Company Resources. The number of persons employed by the Company increased from approximately 43 on March 31, 1996 to approximately 65 on March 31, 1997, primarily to permit the Company to build its internal systems and to service product development for new relationships being established with Institutional Channels. A continuing period of rapid growth could place a strain on the Company's management, operations, financial and other resources. The Company is also considering the acquisition of related businesses. Any such acquisition could put further strain on the Company's resources. The Company's ability to manage its growth effectively will require it to continue to invest in its operational and other internal systems, and to retain, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of an expanding business. There can be no assurance that the Company will be able to manage effectively any future growth.


         There Is No Demonstrated Market for the Company's Software Products. The Company has spent substantial funds on research and development of software products, principally Allocation Manager(TM), an asset allocation software program that supports the sale and service of its asset allocation investment products and services. While the Company believes such software products will be effective in supporting its other products and services, there can be no assurance that such will be the case or that changes to or interpretations of existing federal and state laws, rules and regulations will not adversely affect the ability of such software products to do so.

         The Company Is Dependent on Third-Party Suppliers. The Company's products are dependent upon the delivery of timely data updates, typically on a quarterly basis, from third-party providers. To the extent such updates are not made available to the Company on a timely basis, it would materially and adversely affect the Company's ability to deliver its products and related services.


         Loss of Key Personnel Could Adversely Affect Management, Product Development and Marketing Activities. The success of the Company is dependent upon the abilities of its executive officers. The loss of the Company's executive officers may have a material adverse affect on the Company's management, product development and marketing activities. See "Management."


         New Government Regulation Could Reduce Demand for the Company's Products and Services. The Company's business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. New regulatory changes affecting the securities industry could adversely affect the Company's business. In addition, as an investment adviser and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the National Association of Securities Dealers, Inc. (the "NASD") and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the Commission, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company's business.


         The Company Is Controlled by a Small Group of Shareholders. As of the date of this Prospectus, the Company's executive officers, directors and affiliates of such persons beneficially own approximately 37% of the outstanding shares of Common Stock. This group of shareholders therefore is in a position to exercise a substantial influence over matters submitted to the vote of the Company's shareholders. See "Description of Capital Stock."




         Dividends Will Not Be Paid on Common Stock for the Foreseeable Future. Payment of dividends by the Company on its Common Stock is contingent upon, among other things, future earnings, if any, the financial condition of the Company, capital requirements, general business conditions, and other factors which cannot now be predicted and, subject to the limitations described below, is in the discretion of the Board of Directors of the Company. In addition, no dividends may be paid on Common Stock unless dividends payable on Series A Preferred Stock (the "Preferred Stock") are current. See "Description of Capital Stock--Preferred Stock." As of March 31, 1997 the Company was in default in the payment of dividends on the Preferred Stock in the amount of $253,509. The Company has never paid dividends on the Common Stock and it does not intend to do so in the foreseeable future. See "Market for the Common Stock."


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. To the extent Shares sold hereunder were acquired by the Selling Shareholders upon the exercise of currently outstanding options or warrants, the Company will realize proceeds in an amount equal to the exercise price of such warrants or options. The Company currently intends to use any such proceeds for general working capital purposes.

                          MARKET FOR THE COMMON STOCK


         Prior to February 1995, the Common Stock was traded on The Nasdaq Small Cap Market. See "Risk Factors--Limited Market for the Company's Common Stock May Adversely Affect Share Price and Liquidity." The Common Stock currently trades in the over-the-counter market under the symbol "PMCI." The following table shows the high and low bid prices and trading volume of the Common Stock for the periods indicated as reported by the principal market maker in the Common Stock. These quotations reflect inter- dealer prices without retail markup, markdown, or commissions and may not necessarily represent actual transactions.




                                    High Bid          Low Bid
                                    --------          -------
            1995
            ----
            First Quarter             $1.25            $0.6875
            Second Quarter            $0.6875          $0.50
            Third Quarter             $1.3125          $0.5625
            Fourth Quarter            $1.625           $0.75

            1996
            ----
            First Quarter             $1.00            $0.625
            Second Quarter            $1.8125          $0.9375
            Third Quarter             $2.0625          $1.375
            Fourth Quarter (1)        $2.00            $1.375

            1997
            ----
            First Quarter             $2.50            $2.00
            Second Quarter            $2.50            $1.625
              (through June 19, 1997)


______________________________

(1) Does not reflect the private placement of 5,177,000 shares of Common Stock by the Company in December 1996 at a price of $2.125 per share.


         As of June 19, 1997, the Company had approximately 388 record holders of its Common Stock.



         The Company currently has outstanding a total of 138,182 shares of Preferred Stock. As of March 31, 1997, the Company was in default in the payment of dividends on the Preferred Stock in the amount of $253,509. The Company may not pay dividends on its Common Stock so long as it is in default in the payment of dividends on the Preferred Stock. The Company is considering a proposal to amend its Articles of Incorporation to convert the outstanding Preferred Stock into Common Stock on a basis comparable to that effected with certain holders of the Preferred Stock in December 1996. See "Business--Corporate History--December 1996 Restructuring." Any such amendment would require the approval of two-thirds of the holders of the Preferred Stock and two-thirds of the holders of the Common Stock voting as separate classes at a shareholder meeting called for that purpose.



         The Company has never paid dividends on the Common Stock and currently intends to retain all future earnings, if any, for the continued growth and development of its business and has no plans to pay cash dividends in the future. Any change in the Company's dividend policy will be made in the discretion of the Company's Board of Directors in light of the Company's future earnings, financial condition and capital requirements and of general business conditions and other factors that cannot now be predicted.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion provides information that the Company believes is relevant to an assessment and understanding of its results of operations. It should be read in conjunction with the Financial Statements and Notes included elsewhere herein. This discussion contains "forward looking statements" within the meaning of the federal securities laws, including statements regarding opportunities for growth from expanded use of existing distribution channels and expanded use by existing distribution channels of the Company's products and services and similar expressions concerning matters that are not historical facts. These statements are subject to risks and uncertainties that could cause results to differ materially from those expressed in the statements. For more information, see "Risk Factors."


GENERAL


         The Company develops, markets, and manages sophisticated investment management products and services. Not a money manager itself, the Company provides products and services to facilitate the selection and/or monitoring of unaffiliated money managers or mutual funds for customers of the Company's distribution channels depending upon the size, sophistication and requirements of such customers. The Company's products and services address investment suitability and diversification, asset allocation recommendations, portfolio modeling and rebalancing, comprehensive accounting and portfolio performance reporting. The Company's revenues are realized primarily from fees charged to clients based on a percentage of managed assets and to a lesser extent from consulting fees for certain advisory services and licensing fees from its software products. Fees based upon managed assets typically range from 20 to 250 basis points per year, based upon a number of factors such as the size of account and scope of services provided. At the present time, the principal factors affecting the Company's revenues are whether the Company adds or loses clients for its investment management services, the performance of equity and fixed income markets, and the type and size of accounts managed by the Company and related differences in fees charged.



RESULTS OF OPERATIONS

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996


         Revenues. Revenues were $2,861,000 for the quarter ended March 31, 1997 compared to $2,616,000 for the corresponding quarter in 1996, an increase of 9.4%. The increase was attributable primarily to investment management fees for start up and conversion services received from new relationships with Institutional Channels established by the Company during the first quarter. Future revenues related to these new relationships are expected to be based upon a percentage of assets under management using the Company's products and services.


         Expenses. Investment manager and other fees (which are primarily a function of the amount of assets managed) decreased marginally in absolute dollars while decreasing relative to total investment management fees (also a function of the amount of assets managed), primarily because the revenues related to the new relationships with Institutional Channels had no associated investment manager and other fees during the first quarter.



         Operating expenses (total expenses less investment manager and other fees) were $2,054,000 for the quarter ended March 31, 1997 compared to $1,749,000 for the corresponding quarter in 1996, an increase of $305,000 or 17.4%. This increase was due primarily to an increase in salaries and benefits of $179,000 as the Company added staff to its marketing and sales teams and technology and operations groups. The balance of the increase resulted primarily from increased general and administrative expenses and advertising and promotion expenses corresponding to the Company's increased staffing levels. The increased staff was added to support the expansion of the Company's products and services, the enhancements of its internal systems and the servicing of new distribution channels and customers. Total Company employees at March 31, 1997 and 1996 were approximately 65 and 43, respectively.
Salaries and benefits are expected to increase throughout 1997 relative to 1996 because of increased staffing and compensation levels. The Company employed approximately 73 persons at June 19, 1997.

1996 Compared to 1995

         Revenues. Investment management fees for 1996 were $9.63 million, compared to $8.63 million in 1995. The increase of $1 million or 12% for 1996 over 1995 was due primarily to an increase in assets under management. Trading income for 1996 decreased approximately 52% from $94,948 in 1995 to $44,787 in 1996, primarily because the Company stopped receiving payments for order flow in 1996. Other income (which consists primarily of 12b-1 fees and interest income) decreased approximately 8% from $444,643 in 1995 to $407,102 in 1996, primarily because the principal balance of the Company's note receivable decreased and a lower portion of managed assets were held as cash balances (thereby resulting in lower 12b-1 fees).

         Investment Manager and Other Fees. Investment manager and other fees increased $0.44 million or 9% from $5.14 million in 1995 to $5.58 million in 1996. The increase was due primarily to an increase in assets under management.


         Salaries and Benefits; General and Administrative. Salaries and benefits increased nearly $0.97 million to nearly $3.49 million for 1996 from $2.52 million for 1995. The increase was due primarily to the increased staffing requirements associated with the development, release and support of the Company's new products. At December 31, 1996 the Company employed approximately 53 employees as compared with approximately 43 employees at December 31, 1995. New staff was added in the areas of marketing, sales, software programming and systems support. General and administrative expense increased $282,114 to $1,200,115 for 1996 from $918,001 for 1995. The increase was due primarily to costs related to increased staffing.


         Advertising and Promotion. Advertising and promotion expense increased $200,664 to $830,140 for 1996 from $629,476 for 1995. The increase was due primarily to increased costs associated with the development, release and support of the Company's new products, including increased costs in such areas as telecommunications, printing, reference materials and publications. The Company also increased its expenses for marketing seminars and conventions, incurring approximately $306,000 in such expenses during 1996 compared to $113,000 during the same period in 1995.

         Software Development Costs. Software development costs increased $75,592 to $132,392 for 1996 from $56,800 for 1995. These costs related primarily to the Company's implementation of a portfolio accounting system and the customization and maintenance of the Company's proprietary software. The portfolio accounting system is not expected to be fully operational until the third quarter of 1997. The Company anticipates that costs paid to outside venders for portfolio accounting services will decrease upon implementation of this system and that costs for software development for this purpose will decrease after this system has been implemented. The Company will continue to incur software development costs for the customization and maintenance of the Company's proprietary products and in connection with the amortization of software development costs previously capitalized by the Company.

         Settlement Expense. Settlement expense (which represents the refund of principal trading profits and related interest due in connection with the settlement of an investigation of the Company by the Commission) decreased $310,000 to $155,000 for 1996 from $465,000 for 1995. The Company will not incur any settlement expense in 1997. See "Business--Corporate History--SEC Investigation and Settlement."

         Other Expense. Occupancy and equipment costs increased $0.52 million to nearly $1.15 million for 1996 from $0.63 million for 1995. The increase was due primarily to the increased costs associated with the implementation of a brokerage trading system, the purchase and development of the portfolio accounting system referred to above and the development, release and support of the Company's new products, with approximately 55% of this increase attributable to the addition of non-capitalized hardware and software. The Company's expenses also reflect increased equipment leases and an annual adjustment to the Company's office lease for common operating costs. Clearing charges and user fees increased $46,724 to $813,239 for 1996 from $766,515 for 1995. The increase resulted from increased trading activity in the Company's managed assets. Professional fees increased $278,226 to $763,086 for 1996 from $484,860 for 1995. The increase was due primarily to the completion and release of the Company's new products, the development of new sales and marketing agreements, and the regulatory and compliance issues associated with these new products and relationships. Legal and accounting fees were also incurred in connection with settlement of the Commission's investigation of the Company, ensuring regulatory compliance by the Allocation Manager(TM) mutual fund software program and in the establishment of complex relationships with several new clients. The Company expects only minimal fees to be incurred in 1997 in connection with the Commission's investigation of the Company.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's operating losses incurred over the last several years resulted in the need for significant funding. During the first three quarters of 1996, the Company borrowed an aggregate of $1.8 million from Bedford Capital Financial Corporation ("Bedford") and received an additional $1.0 million from the private placement of debt securities. These financings were in addition to $1.2 million borrowed by the Company from Bedford in July 1995 and $482,500 received by the Company from the private placement of debt securities in late 1995 and early 1996. In November 1996, the Company borrowed an additional $250,000 as bridge financing to fund working capital shortfalls through the completion of a private placement of Common Stock. See "Business-- Corporate History." The loans from Bedford, the private placements, and the bridge financing each involved the issuance of warrants to purchase Common Stock.

         Private Placement and Restructuring. In December 1996 the Company completed a private placement of 5,177,000 shares of Common Stock at a price of $2.125 per share. Also in December 1996, the Company completed a restructuring of its debt and a partial restructuring of its outstanding preferred stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford loans, the repayment to Bedford of $1,976,250 of outstanding principal on the Bedford loans, the exercise by Bedford of warrants to purchase 1,023,750 shares of Common Stock and the delivery by Bedford of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of Bedford's remaining warrants, and the issuance to Bedford of new warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $2.125 per share; (ii) the issuance of 1,500,000 shares of Common Stock upon the exercise of warrants issued to investors in connection with the Company's private placement of promissory notes and warrants in December 1995/January 1996 and May/June 1996 and the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, payment by the Company of all interest accrued on such notes as of the exercise date, and the issuance of new warrants to purchase an aggregate of up to 150,000 shares of Common Stock to such investors; (iii) the repayment of the November 1996 bridge loan, and
(iv) the conversion of 173,120 shares of Preferred Stock into 238,043 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $583,576 as of September 30, 1996, to $322,700 as of December 31, 1996. The conversion of additional shares of Preferred Stock into Common Stock was effected in January 1997.



         As a result of the private placement and restructuring, the Company's shareholders' equity increased from a $4,047,682 deficit at September 30, 1996 to $6,544,684 at December 31, 1996 and cash increased from $701,160 at September 30, 1996 to $6,499,000 at December 31, 1996. Through March 31, 1997,
approximately $1.9 million of the net proceeds was pledged by the Company as collateral for a loan made to a limited liability company owned and controlled by the Company's Chief Executive Officer, approximately $1.8 million was used to pay aged accounts payable of the Company in late 1996 and early 1997 and approximately $1.3 million was used to fund the Company's other working capital and capital expenditure requirements during the first quarter of 1997. See "Business--Corporate History--Phillips & Andrus LLC; KP3, LLC." The Company anticipates that the balance of the proceeds from the private placement will be used for its working capital requirements for the second quarter of 1997 and thereafter and for future capital investments by the Company.


         Uses of Cash. Between December 31, 1996, and March 31, 1997, cash and cash equivalents decreased from $6,499,000 at December 31, 1996 to $4,450,000 ($2,256,000 of which was unrestricted) at March 31, 1997, as other liabilities and accounts payable were reduced significantly. Investment management fees receivable increased $395,000 during the period primarily as a result of the accrual of fees due from the new relationships being established with Institutional Channels. See "--Results of Operations--Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996."


         In January 1997, the Company assisted Kenneth S. Phillips, the Company's President and Chief Executive Officer, by pledging cash collateral in the amount of $1,890,000 to a bank in connection with the bank's loan to KP3, LLC, a limited liability company ("KP3"), the members of which are Mr. Phillips and a custodian for Mr. Phillips' son. The loan was made to KP3 for the purpose of financing payment of the deferred portion of the purchase price of 1,643,845 shares of the Company's Common Stock owned by KP3 that were purchased from Mr. Marc Geman, a former officer of the Company, at the time he terminated his association with the Company. See "Business--Corporate History--SEC Investigation and Settlement." The Company agreed to provide collateral for the loan for up to two years and to lend funds to KP3 to service interest payments on the loan during that period. In March 1997, the Company lent $32,000 to KP3 to service interest payments on the loan. The total amount of loans and pledges of collateral authorized may not exceed $2.0 million. The pledge by the Company of collateral for the loan permitted the deferred portion of the purchase price of the Company's Common Stock to be paid to Mr. Geman, thereby eliminating the possibility that Mr. Geman could reacquire a substantial stock ownership in the Company. See "Business--Corporate History-- Phillips & Andrus, LLC; KP3, LLC."

         Capitalized Software Development Costs. The Company has incurred significant costs during the past several years in developing internal operational systems and in developing, marketing and supporting its proprietary Allocation Manager(TM) investment advisory software for use by professional financial consultants and expects to have continuing costs in 1997 relating to the enhancement of Allocation Manager(TM). Most of the costs incurred to establish the technological feasibility of Allocation Manager(TM) were borne by unrelated individuals prior to the product being introduced to the Company.
The Company incurred approximately $50,000 in research and development costs relating to Allocation Manager(TM) that were expensed in 1995. All subsequent costs incurred that were directly related to the development of the software were capitalized. The Company currently intends to capitalize all similar costs incurred in the future. Capitalized costs are amortized over the economic life of the software, which in this case is three years. It is the Company's policy to amortize and evaluate software for net realizable value on a product-by-product basis. The software became available for sale during 1996, and the Company plans to generate revenues from this product primarily from a continuing fee based upon assets under management of the end users of the software and, to a lesser extent, license fees, customization fees and annual maintenance fees. The Capitalization of computer software costs shall cease when the product is available for general release to customers. Costs of maintenance and customer support are charged to expense when the related revenue is recognized, or when those costs are incurred, whichever occurs first.


         The Company has also capitalized the acquisition costs of software acquired from third parties in connection with the development of its internal systems. See "--Results of Operations--1996 Compared to 1995--Software Development Costs."

         Other Matters. In seeking to capture greater market share, the Company has introduced restructured and unbundled pricing which in some instances results in lower pricing for some of its services in certain of its distribution channels. The Company may make additional adjustments in the future. As a result of the restructured pricing, gross revenues as a percentage of assets under management may decrease.

         The Company anticipates that it will continue to experience operating losses until such time, if ever, as investment management fees from managed assets and consulting and license fees increase sufficiently to cover the Company's increasing operating expenses. While the Company believes that it has sufficient capital resources to meet its ongoing funding requirements, until its products and services can generate sufficient revenues to offset costs, there can be no assurance that the Company's products and services will be successful, that they will generate adequate revenue to meet the Company's capital needs or that the Company will become profitable in the future. See "Risk Factors--Future Operating Losses May Result in Need for Additional Capital."


                                    BUSINESS

INDUSTRY OVERVIEW


         The financial services industry has been one of the fastest growing sectors in recent years. As the industry has grown, a substantial shift from commission and transaction-based products to advisory and fee-based products has occurred. Evidenced most clearly in the popularity of mutual funds, consumer demand for investment advice and services in connection with managed asset products has increased enormously over the past 10 years. The mutual fund industry has grown from 1,528 funds encompassing $495 billion of assets in 1985 to 5,761 funds encompassing $2.8 trillion of assets in 1995.
Increasingly, investors are looking for expertise to assist them in understanding the range of investment products that are currently marketed. As such, managed account programs, such as asset allocation and wrap accounts which assist investors in developing and implementing appropriate investment strategies, have grown significantly to service this segment of the marketplace. Wrap programs, which offer a highly-personalized, fee-based (as opposed to commission-based) platform for financial management, have grown to more than $100 billion in assets at year-end 1995.


         In recent years, there have been two principal objectives in the development and marketing of asset allocation and wrap programs. First, to improve customer service, programs were developed offering asset allocation and professional money management services that would better position a customer's investment portfolio. Asset allocation is a significant determinant of successful long-term investment performance. In addition, by consolidating the numerous investment services, costs of portfolio management can often be reduced as compared to purchasing individual services in traditional a la carte fashion. The second reason for developing these programs was to shift customer assets from dormant custody accounts, which traded periodically and without predictability, into predictable revenue producing assets for the sponsoring firm. In developing a "trust building" product, wrap program sponsors provide the following four basic functions for a customer in addition to money management, brokerage and custody services: (i) customer evaluation, (ii) asset allocation and investment policy development, (iii) investment management evaluation and selection, and (iv) quarterly monitoring and reporting services.


         As wrap programs have grown in size and popularity, investment portfolio managers (those that manage individual accounts consisting of stocks and bonds) and mutual fund distributors are increasing their involvement within these programs. These programs give money managers and mutual funds the ability to market themselves and participate in distribution channels of financial planners, which in turn provide them with the opportunity to increase their assets under management. With attention rapidly shifting to long-term asset allocation strategies, consultant wrap assets, assets managed by professional money managers, have grown from $60 billion in 1993 to $80 billion in 1994 to $110 billion in 1995, while mutual fund wrap assets have grown from $8 billion in 1993 to $12 billion in 1994 to $19 billion in 1995. In 1988, assets in these wrap programs were estimated at less than $2 billion.


BACKGROUND OF THE COMPANY


         Founded in 1986, the Company is an independent sponsor of privately managed accounts and asset allocation and wrap programs. The majority of the Company's revenues are derived from its individually managed wrap program, which the Company created and has administered since 1987. In addition to its traditional wrap program, since 1994 the Company has invested in developing a range of related technology-based services and has added staff to develop and support the Company's new products. The Company's products and services are designed to assist professional financial consultants in their efforts to market high quality, fully diversified portfolio management products. Through the use of technology, the Company assists third-party financial advisors such as banks, insurance companies and brokerage firms (collectively, "Institutional Channels") and independent financial planners ("Independent Channels") in allocating and diversifying a customer's investment portfolio across multiple asset classes and investments. In respect to Institutional Channels, the Company's products allow for a repeatable sales process which helps increase sales productivity while ensuring compliance with the Institutional Channels' corporate and regulatory policies.


         The Company has a staff of approximately 73 people, including more than 30 professionals, and conducts business in a number of countries. The Company owns three subsidiaries: (i) Portfolio Management Consultants, Inc., an investment advisory firm that is registered with the Commission and is registered or exempt from such registration in all U.S. jurisdictions; (ii) Portfolio Brokerage Services, Inc., a broker/dealer registered with the NASD and all U.S. jurisdictions; and (iii) Portfolio Technology Services, Inc., which specializes in developing proprietary software for use in the financial services industry.


PRODUCTS AND SERVICES

Portfolio Management Consultants, Inc.

         Portfolio Management Consultants, Inc. ("PMC") a wholly owned subsidiary of the Company, currently has four discrete but vertically integrated product lines. Each product offered by PMC is designed to assist professional financial consultants in various aspects of their business. The four services are (i) Private Wealth Management(TM), PMC's individually managed asset and wrap account program, (ii) Allocation Manager(TM), a mutual fund asset allocation program available both on paper and through the Company's proprietary software that provides comprehensive and detailed investment suitability analysis, recommended allocation of assets, portfolio modeling and rebalancing, and comprehensive portfolio performance reporting, (iii) Managed Account Reporting Services, a portfolio accounting and reporting service that operates as a service bureau, and (iv) Style Manager(SM), a discretionary money management program, using style index funds and mutual funds, that offers equity style rotation. In addition, PMC provides consulting services to Institutional Channels and high net worth customers.

         Private Wealth Management(TM)

         Private Wealth Management(TM), PMC's multi-manager institutional wrap program, has historically been PMC's largest revenue producer. Targeted toward customers with high net worth (typically having a portfolio larger than one million dollars), Private Wealth Management (TM) assists financial planners in assembling a custom-selected team of professional money managers which precisely matches an individual investor's personal investment goals, risk to lerance, and objectives.

         Each portion of an individual's portfolio (allocated into asset classes such as equity, fixed income and cash, and asset sub-classes such as value, growth, large cap, small cap, and emerging markets) is managed by a carefully selected institutional money management firm that has been chosen from PMC's list of recommended managers as best suited to match an investor's investment philosophy within a specific discipline. An important and proprietary component of the Private Wealth Management(TM) program involves the basis of selection of these money managers. PMC currently recommends a number of independent money managers for its Private Wealth Management(TM) multi-manager program, representing a diverse range of philosophies and styles. These managers are chosen based largely on quantitative analysis emphasizing return-based, multi-factor style benchmarking. High correlation to benchmark indices, supported by positive alpha, are necessary to meet the "Preferred" standard for manager recommendations. Also considered in manager evaluations are historical performance, investment philosophy and style, disciplines, employee turnover, rate of growth, accounts gained or lost, and industry reputation. To help a customer choose and understand investment options, PMC provides detailed profiles on money managers in the context of style and methodology to achieve maximum investment diversification. Additionally, PMC will provide guidance on the termination of existing managers and the rebalancing of the customer's assets. The Company considers periodic portfolio rebalancing decisions to be an extremely important determinant of long-term performance. Thus, several rebalancing options are offered within PMC's private account programs.


         Private Wealth Management(TM) is marketed under both the PMC label and private labels. Institutional Channels currently using private-label versions of Private Wealth Management(TM) include CISC, National Financial Correspondent Services ("NFCS"), the wholly-owned brokerage and securities clearing subsidiary of Fidelity Management and Research, Israel Discount Bank of New York and Republic Bank of New York. Additionally, PMC distributes Private Wealth Management(TM) under its own name through thirty financial planning broker-dealers and investment advisors representing more than 10,000 registered sales professionals. To support the sales process, the Company employs a staff of marketing representatives. The Company has a joint marketing agreement with Schwab Institutional Management ("Schwab"), pursuant to which a specialized version of the Private Wealth Management(TM) program is marketed to independent investment advisors who utilize the services of Schwab. Currently, PMC is servicing Institutional Channels in the United States, Canada and seven Latin American countries with many institutional money managers participating in the Company's wrap programs.


         Allocation Manager(TM)

         Allocation Manager(TM), introduced in late 1995 and as an operating product during the third quarter of 1996, is a Windows- based software program. The program is designed to aid in the solicitation, sale, and servicing of mutual funds, variable annuities, offshore investments and other selected financial products. A highly-flexible program based upon theories of mass customization, Allocation Manager(TM) has the capability of being tailored for use by specific financial distribution channels having their own proprietary product mix. This product assists in guiding a wide range of investors through the complex process of choosing an appropriate combination of mutual funds.

         Allocation Manager(TM) was built with the intention of being customized by PMC's existing and prospective clients, many of whom have proprietary families of mutual funds. As a result, Allocation Manager(TM) supports a broad range of financial products and programs, both domestically and globally, and can be customized to the individual requirements of Institutional Channels.

         A version of Allocation Manager(TM), called Fund Counselor(SM), is being marketed by NFCS. Under the Fund Counselor(SM) program, NFCS will provide brokerage, clearing and custodial services and will make the program available to its more than 225 bank, insurance and financial planning broker/dealers. In addition, PMC is currently pursuing similar relationships with other substantial distributors and securities clearing firms and will market the Allocation Manager(TM) platform within the Schwab system.


         Based upon (i) the substantial growth in the mutual funds industry over the last 15 years, (ii) investor trends in mutual fund investment and
(iii) industry expectations, management believes PMC's existing expertise and operations will permit a smooth integration of this new program with existing products and services offered by the Company while expanding and diversifying the distribution channels for such products and services. Because the program also provides educational tutorials, training modules and dynamic portfolio modeling, Allocation Manager(TM) is much more than simply a "front-end" sales tool. It can be positioned as a technology sale with licensing revenues to PTS or it can be positioned, subject to applicable regulatory guidelines and restrictions, as an investment management tool, allowing PMC to receive asset-based pricing.

         Managed Account Reporting Services

         Management believes that as a result of the growth within the fee-based financial advisory segment of the industry over the past ten years, many institutions have been seeking ways to improve their reporting capabilities. The Company's Managed Account Reporting Service ("MARS") is used by financial professionals in providing customers with the increasingly important value-added services of portfolio performance reporting and cost-based tax accounting. Essentially a service bureau/data processing service, MARS leverages a PMC core competency, allowing PMC to sell, on a stand alone basis, its attractive monthly and quarterly reports.

         MARS provides detailed statements that include comprehensive management reporting, account reconciliation and cost-based accounting on a full-accrual basis. In addition, PMC provides full color, quarterly performance reports detailing the investor's objectives and performance of each investment strategy, money manager or mutual fund, as well as the entire portfolio.


         During 1996 PMC entered into an agreement with National Financial Services Corporation, an affiliate of Fidelity Management and Research ("NFSC"), to manage NFSC's newly created performance reporting service called MAPS Tool Box ("MAPS"). MAPS provides NFSC's correspondents with access to high quality, quarterly performance reports and tax lot, cost basis and fully accrued account statements. This service is targeted at high net worth investors managed by financial planners and financial consultants who use the securities clearing services of NFSC. MARS is also being marketed within the Schwab system to the many investment advisors that use Schwab's custodial services.


         Style Manager(SM) Asset Management Products

         Style Manager(SM) is a family of discretionary asset management products which recommend strategies for the periodic rebalancing of both institutional and retail investor portfolios. Through the use of Style Manager(SM), clients portfolios are periodically rebalanced through the rotation of U.S. equity styles (i.e., growth and value companies and large, mid and small capitalization companies), with the intention of capturing superior performance that results from taking advantage of certain cyclical sector inefficiencies in the U.S. equity markets. Recommended shifts in equity allocations are designed to move assets away from under-performing sectors into those likely to perform best. Although Style Manager(SM) recommends shifts within the U.S. equity markets, it does not recommend shifts between macro asset classes such as stocks, bonds and cash, thus the program is not a market timing program as the term is generally used. Currently, three Style Manager(SM) versions have been developed.

Portfolio Brokerage Services, Inc.

         Portfolio Brokerage Services, Inc. ("PBS"), a wholly owned subsidiary of the Company, is registered as a broker/dealer with the NASD and in all U.S. jurisdictions. PBS executes security transactions for certain of PMC's privately managed account programs on behalf of its customers through the customer's custodian bank on a delivery vs. payment basis. A self-clearing broker/dealer, substantially all trading activity of PBS is unsolicited and initiated by the independent money managers used in PMC's Private Wealth Management(TM) program. Managers make all buy and sell decisions and place most orders with PBS for execution. PBS executes substantially all trades through third-party market makers. All transactions are effected on an agency basis.

Portfolio Technology Services, Inc.

         Portfolio Technology Services, Inc. ("PTS"), a wholly owned subsidiary of the Company, is a technology company dedicated to assisting the Company in providing innovative products to the financial services industry. PTS leverages the product knowledge of PMC to design and build integrated product solutions to meet the challenge of consolidating products and pricing in multiple segments of the financial services industry. As its primary contribution to the Company, PTS has developed the sales workstation platform used for Allocation Manager(TM) and communication interfaces to multiple custodial systems. PTS licenses its technology and provides customization services in support of the Company's relationship with its Institutional Channels. The Company estimates that it has spent approximately $520,000 for research and development activities in its last two fiscal years. Customers bear the cost of such activities directly when software is customized for their particular requirements. Payments by customers for this purpose during the last two fiscal years approximated $90,000.

SIGNIFICANT RELATIONSHIPS

         Most of the Company's gross revenues are generated by fees from the Company's Private Wealth Management(TM) investment advisory programs. The programs are marketed and sold by Institutional Channels and Independent Channels either under the Company's name or under the "private label" of such channel. The Company's private-label relationship with CISC accounted for approximately 18% of the Company's gross revenues during 1996. CISC recently restructured its business, which restructuring has materially and adversely affected the gross revenues derived from that relationship during 1996. While the Company has no reason to believe that its current investment advisory relationships will not continue to generate revenues for the Company consistent with prior years, other than that with CISC as discussed above, there can be no assurance that such will be the case. Assets under management for CISC and related revenues have remained stable since completion of the CISC restructuring.


         Pursuant to a joint marketing agreement between the Company and Schwab, a specialized version of the Private Wealth Management(TM) program is being marketed as an optional additional service to independent registered investment advisors ("RIAs") who utilize the services of Schwab. Schwab provides custody and clearing services for independent RIAs. With respect to Schwab Institutional Management's RIA customers who determine to use the Company's products and services, Schwab will provide brokerage, custody and securities clearing services while PMC will provide asset allocation, money manager due diligence, monthly and quarterly reporting, sales support and training.



         The Company targets other means of distribution, and has executed selling agreements with new Institutional Channels for its products. Examples of the new relationships include MONY Securities Corporation ("MONY") and Farwest Advisory Services, Inc., the investment advisory affiliate of Investment Centers of America ("Farwest"). MONY Securities Corporation will use Allocation Manager(TM) to sell its proprietary fund family, The Enterprise Funds, while Farwest will market PMC's "off-the-shelf" program to sell mutual funds selected by PMC.



COMPETITION

         In offering services through its Institutional and Independent Channels, the Company competes with other firms that offer wrap and managed account programs. These distribution channels in turn compete with banks, insurance companies, large securities brokers and other financial institutions which offer wrap or managed account programs to the public. The Company believes that firms compete in this market primarily on the basis of service, since the wrap fees charged by others are similar to those charged by the Company. While a number of firms each provide a portion of the services provided by the Company through its Institutional Channels, the Company believes it is one of a few firms offering integrated services to customers. Firms that compete with the Company in providing services to its Independent

Channels and Institutional Channels have more financial resources and greater recognition in the financial community than the Company. Competitors may reduce the fees charged for wrap or managed account programs or pursue other competitive strategies that could have an adverse impact on the Company.

         The Company's success is in large part a function of the Independent Channels and Institutional Channels through which its services are offered to others. There are many alternatives to wrap programs that are being offered to the public, such as life cycle funds, asset allocation funds, portfolio strategies and third-party asset allocation services, and these services are competitive with those offered by the Company. As financial institutions continue to grow and build in-house asset administration service capabilities, some will be able to provide these services internally rather than using outsourcing providers. Competitors may succeed in developing products and services that are more effective than those that have been or may be developed by the Company and may also prove to be more successful than the Company in developing these products and marketing these services to third-party asset managers. The Company does not offer its products online because its does not believe the nature of its products and services are compatible with that method of distribution.

GOVERNMENT REGULATION

         The Company's business falls entirely within the securities industry, an industry which is heavily regulated by the federal and state governments. New regulatory changes affecting the securities industry could adversely affect the Company's business. In addition, as an investment adviser and a broker/dealer, the Company's subsidiaries are subject to regulation by the Commission, the NASD and state regulatory agencies. Consequently, the Company could become subject to restrictions or sanctions from the Commission, the NASD or such state regulatory agencies. It is impossible to predict the direction future regulations will take or the effect of such regulations on the Company's business.


CORPORATE HISTORY

Acquisition of Schield Management Company

         In September 1993 Portfolio Management Consultants, Inc. ("PMC") merged with Schield Management Company ("Schield"), a publicly traded market timing firm, in a share exchange. In that transaction, all operating assets of Schield were divested prior to the merger and it was treated as a reverse acquisition of Schield by PMC. Schield's name was changed to PMC International, Inc. and PMC became a wholly owned subsidiary of the Company, with PMC's shareholders receiving shares in the publicly held company.

SEC Investigation and Settlement


         During November 1993, the staff of the Commission began an examination of PMC and in January 1994, the Commission issued a "Formal Order of Investigation." In April 1994, the staff of the Commission made a formal enforcement recommendation against PMC, its President Mr. Kenneth S. Phillips and its former Chief Executive Officer, Mr. Marc Geman. Mr. Geman terminated his association with the Company to pursue other interests at the closing of the initial Bedford Loan (as hereinafter defined) in July 1995. The recommendation alleged that PMC and such officers had violated anti-fraud provisions of the Securities Act, the Exchange Act and the Investment Adviser's Act of 1940, and the record keeping requirements of the Exchange Act.


         Over the course of the following two years the Company committed significant resources to its defense and the defense of its officers. The case addressed issues associated with disclosures and standards of "best execution" in advisory and wrap programs. The investigation adversely affected the Company's new business development activities during the period, as very few firms were willing to develop relationships with the Company while an enforcement recommendation was pending.

         On June 27, 1996, PMC and Mr. Phillips announced that they had reached a settlement agreement with the Commission. Pursuant to the settlement agreement, PMC and Mr. Phillips, without admitting or denying the Commission's allegations, consented to an Order whereby PMC agreed to engage a compliance executive and to refund net principal trading profits together with prejudgment interest thereon, in an amount to be determined by an independent accountant. The net trading profits were determined to be $457,000, plus $146,000 of interest through the date of payment. The refund process was completed in May 1997. In addition, Mr. Phillips agreed to a censure and payment of a $25,000 fine.


        On June 27, 1996, administrative proceedings were instituted against Mr. Geman as an individual by the Commission in connection with the above described investigation. A hearing was held before an administrative law judge on November 5 and November 6, 1996. As of June 19, 1997, the Company was not aware of any ruling on this matter.


Bedford


         In July 1995, the Company entered into a transaction with Bedford pursuant to which Bedford loaned $1.2 million to the Company and received an option to loan up to an additional $1.8 million to the Company for a specified period of time and pursuant to certain call provisions. Each dollar loaned carried a ten-year warrant to purchase one share of the Common Stock at an exercise price of $1.00 per share. In connection with this funding and the related shareholder and investment agreements, Bedford received certain rights including, but not limited to, the right to elect two of the Company's five directors, the right to receive options that mirrored certain issuances or option grants by the Company, and a security interest in all assets of the Company and its subsidiaries. Contemporaneously with the closing of the July 1995 transaction with the Company, Bedford also purchased 1.0 million shares of Common Stock from Mr. Geman, the former chief executive officer of the Company who was a subject of the investigation by the staff of the Commission. Between July 1995 and July 1996, the Company obtained the full $3.0 million financing from Bedford and certain assignees of Bedford (the "Bedford Loans").


         In addition, the Company granted to Bedford certain other rights in connection with future debt and equity financings which included a right of first negotiation regarding future fundings, a 30-day exclusive negotiation period, and a right of first refusal to match unsolicited offers for financing. The Company also agreed to pay a $100,000 annual monitoring fee to Nevcorp Inc., which is owned by J.W. Nevil Thomas, who has been designated by Bedford to serve on the Company's Board of Directors.

         The Company's relationship with Bedford was restructured in December 1996. See "--December 1996 Restructuring."

December 1995 and June 1996 Offerings

         In December 1995 and January 1996, the Company issued a total of 482.5 units through a private offering (the "December 1995 Offering"), with each unit consisting of a convertible promissory note with a principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock at an exercise price of $1.00 per share. During June 1996 the Company issued an additional 1,017.5 units through another private offering (the "June 1996 Offering") under substantially the same terms. These private offerings were issued primarily to employees, business associates and affiliates of the Company or Bedford. The purchasers of units in the December 1995 and June 1996 Offerings received registration rights with respect to the shares of Common Stock underlying the warrants.

Phillips & Andrus, LLC; KP3, LLC


         Phillips & Andrus, LLC, a Colorado limited liability company ("P&A"), was formed in July 1995 to acquire 1,643,845 shares of Common Stock from Mr. Geman in exchange for a promissory note issued to Mr. Geman in the amount of $2,015,000. The promissory note was secured by the Common Stock acquired. While Mr. Phillips, President and Chief Executive Officer of the Company, and David L. Andrus, Executive Vice President of the Company, were the members of P&A, substantially all of the membership interests in P&A were owned by Mr. Phillips. The Company and Messrs. Phillips and Audrus believed that it would be in the Company's interest that Mr. Geman's involvement with the Company and direct ownership interest in Common Stock be eliminated. In October 1996, affiliates of Bedford loaned P&A funds to make the initial interest payments on the note owed to Mr. Geman.

In December 1996, after notifying its shareholders of the proposal to do so, the Company loaned a total of $250,000 to P&A to repay principal owed under the promissory note to Mr. Geman. These loans permitted P&A to avoid defaults under the promissory note owed to Mr. Geman.



         In January 1997 P&A was liquidated and the assets of P&A, consisting of the 1,643,945 shares of Common Stock, were transferred, subject to certain liabilities, to KP3, LLC, a Colorado limited company ("KP3"), the members of which are Mr. Phillips and a custodian for Mr. Phillips' son. Mr. Phillips owns substantially all of the membership interests in KP3. Also in January 1997, KP3 obtained a bank loan in the amount of $1,750,000 for a term of approximately 12 months (the "KP3 Loan"), the proceeds of which were used (i) to repay the loans made to P&A by the Company and certain affiliates of Bedford, and (ii) to prepay the balance of the principal and all interest owing under the promissory note to Mr. Geman. The Company pledged certain collateral for the KP3 Loan, valued at approximately $1,890,000, and KP3 agreed to reimburse the Company for any amount paid by it toward the KP3 Loan. KP3's reimbursement obligation is secured by a pledge of all 1,643,845 shares of Common Stock held by KP3. The pledge by the Company to the bank to secure the KP3 Loan permitted the promissory note to Mr. Geman to be paid and to eliminate the possibility that Mr. Geman could reacquire a substantial stock ownership in the Company.


         Bedford and certain of its affiliates have an option, exercisable through July 26, 2000, to acquire a total of 335,000 shares of Common Stock currently owned by KP3 for an aggregate purchase price of $410,637.85, increasing at a rate of 9% per annum subsequent to July 27, 1995.

November 1996 Bridge Loan


      In November 1996, the Company borrowed $250,000 (the "November 1996 Bridge Loan") to fund its working capital requirements pending closing of the December 1996 Offering (as defined below). Half of the loan was provided by Keefe, Bruyette & Woods, Inc. ("KBW"), placement agent in the December 1996 Offering, and the balance by certain members of management of the Company and a subsidiary of Bedford. The lenders received five-year warrants to purchase an aggregate of 25,000 shares of Common Stock. The warrants have an exercise price of $1.625 per share. The lenders received registration rights with respect to the Common Stock to be issued upon exercise of the warrants. The November 1996 Bridge Loan was repaid in December 1996 from the proceeds of the December 1996 Offering.


December 1996 Offering

         In December 1996 the Company completed a private placement of 5,177,000 shares of Common Stock at a price of $2.125 per share (the "December 1996 Offering"). A portion of the proceeds of the December 1996 Offering were used (i) to repay interest due and owing on the promissory notes issued in connection with the December 1995 and June 1996 Offerings, including the notes held by the father and brother of Mr. Phillips, the Company's Chief Executive Officer, Mr. Andrus, the Company's Executive Vice President, and certain employees of the Company, (ii) to repay interest due and owing under the Bedford Loans, (iii) to repay a portion of the principal on the Bedford Loans and (iv) to repay the November 1996 Loan (including the notes held by Mr. Phillips, Mr. Andrus and certain other members of the Company's management).

December 1996 Restructuring


         Simultaneous with the closing of the December 1996 Offering, the Company completed a restructuring of its debt and a partial restructuring of its outstanding Preferred Stock. The restructuring involved (i) the payment of all outstanding interest on the Bedford Loans, the repayment to Bedford and its assignees of $1,976,250 of outstanding principal on the Bedford Loans, the exercise by Bedford and its assignees of warrants to purchase 1,023,750 shares of Common Stock and the delivery by Bedford and its assignees of canceled promissory notes in the amount of $1,023,750 in satisfaction of the exercise price of the warrants, the cancellation of the remaining warrants to Bedford and its assignees, and the issuance to Bedford and its assignees of new warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $2.125 per share; (ii) the issuance of 1,500,000 shares of Common Stock upon the exercise of warrants issued to investors in connection with the Company's private placement of promissory notes and warrants in the December 1995 and June 1996 Offerings, the delivery of canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price of such warrants, the payment by the Company of all outstanding interest due and owing on such notes as of the exercise date and the issuance to the holders of such warrants of new warrants to purchase up to 150,000 shares of Common Stock;
(iii) the repayment of the November 1996 Bridge Loan, and (iv) the conversion of 173,120 shares of Preferred Stock into 238,043 shares of Common Stock, resulting in a reduction in the Company's cumulative dividend obligation to the holders of Preferred Stock from $583,576 as of September 30, 1996 to $322,700 as of December 31, 1996. The conversion of additional shares of Preferred Stock into Common Stock was effected in January 1997. The new warrants issued by the Company to Bedford and others pursuant to clauses (i) and (ii) are referred to hereafter as the "New Warrants."


         The New Warrants are exercisable over a period of five years, at an exercise price of $2.125 per share. Registration rights were granted with respect to the Common Stock received upon the exercise of the old warrants and the shares of Common Stock underlying the New Warrants. The New Warrants contain adjustment provisions relating to the exercise price per share and the number of shares of Common Stock to be issued upon their exercise in the event of issuances of additional shares of Common Stock (including through the issuance of options, rights or warrants to purchase Common Stock or securities convertible into Common Stock) by the Company at a price below market price, certain extraordinary dividends and distributions on the Common Stock, stock splits or other reclassifications of the outstanding shares of Common Stock, and any merger, consolidation or reorganization involving the Company or a transfer by the Company of substantially all of its assets or properties.


PROPERTIES

         The Company leases approximately 20,000 square feet of office space for its corporate headquarters in the Anaconda Tower at 555 17th Street, Denver, Colorado pursuant to a lease which expires in 2001. The Company pays approximately $20,000 per month for this office space. The Company also leases approximately 1800 square feet of office space in Boulder, Colorado, primarily for its subsidiary PTS. The Company pays approximately $2,500 per month for this office space. The lease for the Company's Boulder office expires in 1998.


EMPLOYEES


         The Company and its subsidiaries has a staff of approximately 73 persons as of June 19, 1997, including more than 30 professionals. None of the Company's employees are subject to a collective bargaining agreement. The Company's management believes that the Company's relationship with its employees is good.



LEGAL PROCEEDINGS

         In June 1996, the Company reached a settlement with the Commission in connection with an investigation of certain trading practices of PMC. See "Business--Corporate History--SEC Investigation and Settlement." The Company is not aware of any material legal proceedings or investigations currently pending or threatened against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the Company's directors and executive officers:


          Name                             Age                 Position
          ----                             ---                 --------
 Kenneth S. Phillips                       45          President, Chief Executive Officer and Director
 David L. Andrus                           44          Executive Vice President and Director
 Vali Nasr                                 42          Chief Financial Officer and Treasurer
 J. W. Nevil Thomas                        58          Chairman of the Board of Directors
 D. Porter Bibb                            59          Director
 Emmett J. Daly                            37          Director



         Kenneth S. Phillips--President and Chief Executive Officer, Director. Mr. Phillips founded PMC in 1986 and serves as the President and Chief Executive Officer of the Company. Mr. Phillips is responsible for corporate direction, product development and strategic planning. He was co-founding participant in the Wilshire cooperative in 1986 (associated with the institutional consulting firm Wilshire Associates). He served as Chairman of the Publications Committee of the Investment Management Consultants Association ("IMCA") in 1994 and 1995, as a member of IMCA's officer and director Nominating Committee in 1994 and 1996, and has recently been elected to serve as a member of IMCA's Advisory Council. IMCA is the investment consulting industry's principal trade organization with more than 1,200 members, representing virtually all the major national, regional and independent consulting firms. Additionally, Mr. Phillips has been a guest speaker for the International Association of Financial Planners, the Investment Management Institute and the Institute for International Research. Mr. Phillips received his education at Colorado State University and holds numerous NASD license designations.



         David L. Andrus--Executive Vice President, Director. Mr. Andrus joined PMC in September, 1995 as a Director and Executive Vice President of the Company and as President of PTS, the Company's technology and software applications development subsidiary. For the twelve years prior to joining PMC, Mr. Andrus was chairman of Netwise, Inc., an international software firm that featured distributed processing products for local area networks. Netwise's clients included Fortune 500 international firms which sought to exploit enterprise-wide processing systems seamlessly, through the integration of P.C. based technology with legacy systems. At Netwise, Mr. Andrus was responsible for all business development, strategic relationships, international sales channels and for establishing the general technical direction of the firm and its products. Netwise was sold to Microsoft Corp. in 1995. With more than 17 years of experience in product development, computer engineering and consulting, Mr. Andrus served as Director of Systems Architecture for the Advanced Systems Group at Burroughs Corporation. He was responsible for the design of a state-of-the-art distributed processing system consisting of integrated voice and data, distributed databases, printer servers and communication servers on high-speed fiber optic local area networks. Mr. Andrus also served as Manager of the Advanced Development Group at NBI, Inc. where he was responsible for systems and software development and testing. Mr. Andrus holds a B.S. in Electrical Engineering from the University of Colorado.



         Vali Nasr--Chief Financial Officer, Treasurer. Mr. Nasr joined PMC in 1992 as the Company's Chief Financial Officer, financial Principal and Treasurer. Since September 1995, Mr. Nasr has been President of PBS, the Company's wholly owned subsidiary. Prior to joining the Company, Mr. Nasr was Vice President of Finance for a large, retail broker/dealer. Prior to holding this position for four years, Mr. Nasr spent four years as Vice President of Accounting with Sutro & Company, Inc., in San Francisco. Prior to joining Sutro, Mr. Nasr spent four years with Charles Schwab and Company as Accounting Manager. Mr. Nasr began his career with Merrill, Lynch in their accounting department. He received his B.A. in Accounting from the University of California, Berkeley and M.B.A. in finance from Golden Gate University.


         J. W. Nevil Thomas--Chairman of the Board of Directors. Mr. Thomas has been a Director of the Company since July 1995. Since 1970 Mr. Thomas has served as President of Nevcorp, Inc., an investment and a financial and management consulting firm. In addition, Mr. Thomas is a Director of Bedford Capital Financial Corporation ("Bedford") and is Chairman of Bedford Capital Corporation, a subsidiary of Bedford, whose principal business is merchant banking. In addition to being a Director of the Company, Mr. Thomas is a Director of Simcoe Erie Investors Limited, Reliable Life Insurance Company, Pet Valu Inc., French Fragrances, Inc., Old Republic Insurance and several other private Canadian and American companies. Mr. Thomas holds an M.A. in Economics from Queens University and is a Certified Financial Analyst.

         D. Porter Bibb--Director. Mr. Bibb became a Director of the Company in October 1995. Mr. Bibb is a Managing Director of Ladenburg, Thalmann & Co., Inc., an investment banking firm. Prior to joining Ladenburg in 1984, Mr. Bibb was a Managing Director of Bankers Trust Company, involved in the start-up of their investment banking operations. Prior to that time, he was Director of Corporate Development for the New York Times. In addition to being a Director of the Company, Mr. Bibb is a Director of East Wind Group, Inc. Mr. Bibb has a B.A. in History, Economics and Political Science from Yale University and engaged in graduate studies at New York University, London School of Economics and Harvard Business School.

         Emmett J. Daly--Director. Mr. Daly became a Director of the Company in February 1997. Mr. Daly is currently Senior Vice President of Corporate Finance of Keefe, Bruyette & Woods, Inc., an investment banking firm that Mr. Daly joined in 1987 as an Associate in the Corporate Finance Department. Before that time he spent two years as Credit Analyst followed by one year as an Assistant Treasurer of Manufacturers Hanover Trust Company. Mr. Daly received a B.A. in Economics from College of the Holy Cross and his M.B.A from the Kenan Flager School of Business at University of North Carolina, Chapel Hill.

         The Bylaws of the Company were amended in December 1996 to set the number of members of the Board of Directors at seven. Under subscription agreements with investors in the December 1996 Offering, those investors are entitled to designate one director and one additional director is to be mutually acceptable to the Company and such investors. The mutually acceptable director is currently Emmett J. Daly, a Senior Vice President of KBW. The director to be designated by the investors has not yet been appointed.

         Under a Shareholders Agreement among Bedford, the Company, Mr. Phillips, Mr. Andrus and P&A, (i) Bedford is entitled to designate one director and one additional director is to be reasonably acceptable to Bedford and Messrs. Phillips and Andrus and (ii) Messrs Phillips and Andrus are entitled to designate three directors, including one member of senior management designated after the date of the agreement. Mr. Thomas is currently the director designated by Bedford and Messrs. Phillips and Andrus are two of the three directors they are entitled to designate. The director acceptable to Bedford and Messrs. Phillips and Andrus is currently Mr. Bibb. The remaining director, who is to be a member of senior management, has not yet been designated by Messrs. Phillips and Andrus.

                             EXECUTIVE COMPENSATION

         The following table provides certain summary information concerning compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to each of its other executive officers at the end of 1996.

                           SUMMARY COMPENSATION TABLE


                                                                             ANNUAL             LONG-TERM
                                                                             ------             ---------
                                                                          COMPENSATION         COMPENSATION
                                                                          ------------         ------------

                                                                                            Options Granted(1)
                                                                                            ---------------
                         Name and Principal Position      Fiscal Year        Salary
                         ---------------------------      -----------        ------
                    Kenneth S. Phillips                       1996           $252,000                    50,000
                    President, Chief Executive Officer        1995            228,124
                                                              1994            241,774

                    David L. Andrus(2)                        1996           $240,000                 1,050,000
                    Executive Vice President                  1995             40,000

                    Vali Nasr                                 1996           $139,015                    50,000
                    Chief Financial Officer & Treasurer       1995            126,475
                                                              1994            128,262

__________________________

(1) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the Table.
(2) Mr. Andrus joined the Company in 1995.

    During the year ended December 31, 1996, the Company granted to its Chief Executive Officer and the other executive officers listed in the Summary Compensation Table options to acquire a total of 1,150,000 shares of Common Stock as set forth in the following table.


                       Option Grants in Last Fiscal Year

                                                     Percentage of Total
                               Number of Shares      Options Granted to
                              Underlying Options        Employees in
            Name                   Granted               Fiscal Year        Exercise Price     Expiration Date
            ----              ------------------       ---------------      --------------     ---------------
 Kenneth S. Phillips                    50,000               4.2%              $1.00               6/7/2001

 David L. Andrus                       800,000              87.5%              $1.5625               (1)

                                       200,000                                 $2.125             12/17/2002

                                        50,000                                 $1.00               6/7/2001

 Vali Nasr                              50,000               4.2%              $1.00              3/31/2001

_______________________

(1) Options expire 24 months after Mr. Andrus leaves the employ of the Company.


         The following table sets forth certain information with respect to options exercised during the year ended December 31, 1996 by those officers listed in the Summary Compensation Table.

         Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

                                                                        Number of Securities
                                                                       Underlying Unexercised       Value of Unexercised
                              Shares Acquired on                         Options at FY End         Money Options at FY End
            Name                    Exercise        Value Realized   Exercisable/Unexercisable    Exercisable/Unexercisable
            ----                ---------------     --------------   -------------------------    -------------------------
 Kenneth S. Phillips                   0                  0                20,000/30,000               $22,500/$33,750

 David L. Andrus                       0                  0               295,000/755,000             $168,830/$513,750

 Vali Nasr                             0                  0                   50,000/0                   $56,250/$0


COMPENSATION OF DIRECTORS

         During 1996, the Company did not pay its employee directors for attending board meetings. Each of the three outside directors received a $5,000 annual retainer and a $500 fee for each meeting attended. The Company reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the Board of Directors. On June 7, 1996, each member of the Board of Directors was granted options to purchase 50,000 shares of Common Stock at an exercise price of $1.00 per share. Such options expire five years from the date of grant and vest 20% at such time as the average bid and offer price for the Common Stock equals $1.00, $2.00, $3.00, $4.00 and $5.00, respectively, for twenty consecutive trading days.


EMPLOYMENT AGREEMENTS

         The Company has employment agreements with Mr. Phillips, its President and Chief Executive Officer, and Mr. Andrus, its Executive Vice President. The Agreement with Mr. Phillips is dated July 26, 1995 and is for a three year-term. Either party may terminate the agreement upon 90 days' prior notice. The agreement provides for a minimum salary of $240,000 ($300,000 if the Company has pre-tax profits of at least $1,000,000), 40% of the annual bonus pool (equal to 10% of the Company's pre-tax profits), a car allowance, and participation in the Company's other benefit plans. If the Company terminates the agreement without cause, it will be obligated to make severance payments to Mr. Phillips in an amount equal to two-years' compensation. In addition, the agreement provides that any options granted to Mr. Phillips vest immediately upon his death or upon a change in control of the Company.

         The Agreement with Mr. Andrus is dated July 26, 1995 and was amended in December 1996. It provides for a three year-term ending November 1998. Either party may terminate the agreement upon 90 days' prior notice. The agreement provides for a minimum salary of $240,000, options to acquire 1,000,000 shares of Common Stock, and participation in the Company's other benefit plans. If the Company terminates the agreement without cause, it will be obligated to make severance payments to Mr. Andrus in an amount up to one-years' compensation. In addition, the agreement provides that all options granted to Mr. Andrus vest immediately upon a change in control of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table and related notes contain information concerning beneficial ownership of the Company's Common Stock as of December 31, 1996 by
(i) each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. The share amounts in this table reflect shares of Common Stock issuable upon the exercise of options and warrants exercisable within the next 60 days. All parties listed below are also Selling Shareholders. See "Selling Shareholders."

                            Name and Address                      Number of Shares     Percent of Class
                            ----------------                      ----------------     ----------------
         Kenneth S. Phillips(1)  . . . . . . . . . . . . . . . .       3,074,767(8)(9)     21.1 %
         David L. Andrus(1)  . . . . . . . . . . . . . . . . . .         687,000(9)(10)     4.5
         J.W. Nevil Thomas(2)  . . . . . . . . . . . . . . . . .          20,000(9)(11)       *
         D. Porter Bibb(3) . . . . . . . . . . . . . . . . . . .          20,000(9)(12)       *
         Emmett J. Daly(4) . . . . . . . . . . . . . . . . . . .          16,000              *
         Vali Nasr(1)  . . . . . . . . . . . . . . . . . . . . .         120,497(13)          *
         Bedford Capital Financial Corporation(5)  . . . . . . .       2,971,250(14)       20.5
         KP3, LLC(1) . . . . . . . . . . . . . . . . . . . . . .       1,643,845(15)       11.3
         Bay Pond Partners, L.P.(7). . . . . . . . . . . . . . .       1,082,000            7.5
         Bay Pond Investors (Bermuda), Ltd.(7) . . . . . . . . .         941,000            6.5
         Wheatley Partners, L.P.(6)  . . . . . . . . . . . . . .         941,000            6.5
         All Officers and Directors as a group (6 persons). . .        3,922,264           25.6
-----------------------

 *    Less than 1%.
(1) The address of Mr. Phillips, Mr. Andrus, Mr. Nasr and KP3, LLC is 555 Seventeenth Street, 14th Floor, Denver, Colorado 80202.
(2) The address of Mr. Thomas is Scotia Plaza, Suite 4712, 40 King Street West, Toronto, Ontario M5H 3Y2.
(3)   The address of Mr. Bibb is 540 Madison Avenue, New York, New York 10022.
(4) The address of Mr. Daly is Two World Trade Center, 85th Floor, New York, New York 10048.
(5) The address of Bedford Capital Financial Corporation is 2nd Floor, Charlotte Hs., Shirly Street, Box N964, Nassau, Bahamas.
(6) The address of Wheatley Partners, L.P. is 80 Cutter Mill Road, Suite 311, Great Neck, New York 11021.
(7) The address of Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda), Ltd. is c/o Wellington Management Company, L.L.P., 75 State Street, Boston, Massachusetts 02109.
(8) Includes 1,643,845 shares owned by KP3, of which Mr. Phillips is the managing member and has the controlling ownership interest and 5,500 shares underlying presently exercisable warrants.
(9)   Includes 20,000 shares underlying presently exercisable options.
(10)  Includes 567,000 shares underlying presently exercisable options.
(11) Does not include shares owned by Bedford of which Mr. Thomas is a director and a 5.77% shareholder.
(12) Does not include 200,000 shares underlying presently exercisable options granted to Ladenburg, Thalmann & Co., Inc., of which Mr. Bibb is a managing director.
(13)  Includes 50,000 shares underlying presently exercisable option.
(14) Includes 136,250 shares underlying presently exercisable options or warrants issued by the Company and 235,000 shares owned by KP3 and included in the beneficial ownership of Mr. Phillips that Bedford may acquire pursuant to a presently exercisable option.
(15) Shares beneficially owned by KP3 are also included in shares beneficially owned by Mr. Phillips; and 235,000 of such shares also have been included in the beneficial ownership of Bedford.

[6~                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company entered into an agreement with Ladenburg, Thalmann & Co., Inc., investment bankers, in January 1995, pursuant to which Ladenburg would assist the Company in financing efforts. Ladenburg was involved in the Company's transactions with Bedford. Mr. D. Porter Bibb, a principal of Ladenburg, was named to the Company's Board of Directors in September 1995.

         In July 1995, the Company borrowed $1.2 million from Bedford. As a result of this transaction and a simultaneous transaction wherein Bedford purchased 1 million shares of outstanding Common Stock of the Company from a former principal of the Company, Bedford became a greater than 10% shareholder of the Company, with the right to acquire in excess of 50% of the Company's Common Stock. Mr. J.W. Nevil Thomas and another affiliate of Bedford were appointed to the Company's Board of Directors in connection with that transaction. See "Business--Corporate History--Bedford."

         Also in July 1995, the Company's then Chief Executive Officer and a director, Marc Geman, resigned. In connection with his resignation, Mr. Geman was entitled to severance payments totaling $180,000, due in monthly payments of $15,000. As of December 31, 1996, Mr. Geman had received all of the severance payments to which he was entitled. The Company also entered into an Indemnification Agreement with Mr. Geman whereby the Company agreed to hold him harmless, in an amount not to exceed $100,000, for expenses incurred in defense of the pending investigation by the Commission. As of December 31, 1996, a total of $50,786 in indemnification payments had been made by the Company under that agreement.

         David L. Andrus, Executive Vice President of the Company, participated in the June, 1996 offering of debt securities and warrants. See "Business--Corporate History." Mr. Andrus purchased $100,000 of subordinated debt and received a promissory note and warrants to purchase 100,000 shares of Common Stock. In addition, certain employees of PMC participated in the offering, purchasing a total of $162,500 of subordinated debt and receiving warrants to purchase 162,500 shares of Common Stock. Mr. Andrus and the other Company employees participated in the offering on the same terms as all other investors.


         In November 1996 the Company borrowed $250,000 to fund working capital requirements pending the closing of a private placement of Common Stock in December 1996. The lenders included Mr. Phillips and Mr. Andrus, the Company's President and Chief Executive Officer and Executive Vice President, respectively, and certain other employees of the Company. Bedford, a shareholder affiliate of the Company, and Keefe, Bruyette & Woods, Inc., the placement agent for the December 1996 Offering, were also lenders. The loans were evidenced by 12% notes to be repaid on the earlier of the closing of the December 1996 Offering or March 31, 1997. The lenders also received warrants to purchase a total of 25,000 shares of Common Stock at a price of $1.625 per share and registration rights with respect to the shares of Common Stock underlying the warrants.


         In December 1996, the Company completed a restructuring of its outstanding debt. As part of the restructuring, Bedford and certain of its assignees were repaid certain of the subordinated debt held by them, exercised certain of the warrants held by them, were issued certain shares of Common Stock by the Company in cancellation of their other warrants and were issued new five-year warrants to purchase 150,000 shares of the Common Stock with an exercise price equal to the price to investors in the December 1996 Offering.
As a result of these transactions, all $3 million in outstanding debt previously owed by the Company to Bedford and its assignees has been eliminated and Bedford now beneficially owns Common Stock representing approximately 26% of the outstanding Common Stock. Bedford has also relinquished certain rights held by it and its right to elect directors of the Company has been modified such that Bedford now has the right to designate one director so long as it holds at least 10% of the outstanding Common Stock. In addition, at least one additional director must be acceptable to Bedford and the Company so long as Bedford owns at least 5% of the outstanding Common Stock. Bedford also retained demand and piggyback registration rights with respect to restricted securities acquired by it from the Company. In connection with the restructuring, the Company's consulting agreement with Nevcorp, Inc., was terminated. See "Business--Corporate History--December 1996 Restructuring."

         In connection with the December 1996 restructuring, the investors in the December 1995 and June 1996 Offerings exercised their warrants to purchase an aggregate of 1,500,000 shares of Common Stock and surrendered canceled promissory notes in the aggregate principal amount of $1,500,000 in satisfaction of the exercise price for the warrants. In connection with the exercise of warrants and cancellation of debt, the investors also received, pro rata, five-year warrants to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.125 per share. The brother and father of Mr. Phillips, the Company's President and Chief Executive Officer, Mr. Andrus, Executive Vice President of the Company, and certain other employees of the Company, participated in the restructuring on the same terms as the other parties.


                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value. As of January 31, 1997, the Company had 14,552,614 shares of Common Stock issued and outstanding with rights, options and warrants outstanding which could require the Company to issue 3,586,500 additional shares of Common Stock.


COMMON STOCK


         Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor and, in the event of liquidation, and subject to the rights of the holders of Preferred Stock, to share pro-rata in any distribution of the Company's assets after payment of liabilities. No dividends may be paid on the Common Stock unless dividends payable on the Preferred Stock are current. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid in the foreseeable future.


         Holders of Common Stock do not have preemptive rights to subscribe to additional shares of capital stock if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.


PREFERRED STOCK

         The Company is authorized to issue 5,000,000 shares of preferred stock. Under Colorado law, the rights, preferences and limitations of the preferred stock may be established from time to time by the Company's Board of Directors. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designation preferences, and relative participation, optional or other special rights, and the qualifications, limitations or restrictions of the shares of any series so established.

         As of the date of this Prospectus, the only series of preferred stock to be designated and issued were shares of Series A Preferred Stock, of which 138,182 shares are issued and outstanding.

         Holders of the Preferred Stock are entitled to receive dividends at a rate of $.325 per share per annum. Dividends are payable semi-annually on January 15 and July 15 in each year, but only when and as authorized by the Board of Directors of the Company out of assets legally available for dividends. Dividends accrue from the date of issuance of the shares and are cumulative. The first dividend due on July 15, 1991, was paid. The preferred dividends due subsequently have not been paid by the Company, and as a result, the dividends have cumulated.

         Upon liquidation or dissolution of the Company, holders of the Preferred Stock are entitled to a preference over the holders of Common Stock in an amount per share equal to the original purchase price attributed to a share of

Preferred Stock ($2.50), plus all unpaid cumulative dividends. As of March 31, 1997, unpaid cumulative dividends in arrears with respect to the Preferred Stock amounted to $253,509. The Preferred Stock is non-participating and the holders of the Preferred Stock have no preemptive rights and no voting rights except as may be required by Colorado law.


         At the option of the Company, the Preferred Stock may be redeemed in whole or in part, at any time at a price of $2.75 per share, plus unpaid cumulative dividends, upon 45 days' prior written notice. Redemption can only occur if certain conditions, which have not occurred as of the date of this Prospectus, are satisfied



         The Company may, in the future, issue other series of preferred stock having terms established by the Company's Board of Directors without requiring the approval of holders of the Common Stock. Any such issuance of preferred stock could make removal of the Company's management more difficult than at present. The provisions relating to preferred stock will make the removal of management more difficult even if such removal would be considered beneficial to shareholders generally, and may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent management. Because the Board of Directors has authority to establish the terms of the preferred stock, such stock could be issued to defend against an attempted takeover of the Company.




                             SELLING  SHAREHOLDERS

         The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. Of the 14,792,206 Shares offered hereby for resale by the Selling Shareholders, 1,727,500 Shares represent shares of Common Stock to be issued upon the exercise of presently issued and exercisable warrants and options. See "Description of Capital Stock." As more fully disclosed in the footnotes to this table, certain of the Selling Shareholders are currently, or have been within the past three years, officers or directors of the Company or have had other material relationships with the Company. Because the Selling Shareholders may offer all or some portion of the Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Shares that will be held by the Selling Shareholders upon termination of any such offering. The amount of shares offered hereby may in some instances exceed the number of shares of Common Stock owned by a particular Selling Shareholder prior to the Offering. This difference is due to shares issuable by the Company to Selling Shareholders upon their exercise of options and/or warrants.





                                        Ownership of shares
                                          of Common Stock    Amount of  Shares
          Selling Shareholder            Prior to Offering    Offered Hereby
          -------------------            -----------------   -----------------
Andrus, David (1)                               100,000             162,000
1051816 Ontario, Inc.                            50,000              55,000
Apex Investment Fund, Ltd.                      298,559             313,559
Atkinson, William (2)                          118, 537            118, 537
Austin, Steven                                        0              13,000
Ball, George                                    100,000             110,000
Barlow Partners, Inc.                           188,000             188,000
Bay Pond Investors (Bermuda), L.P.              941,000             941,000
Bay Pond Partners, L.P.                       1,082,000           1,082,000
Bedford Capital Financial Inc.                        0               6,250
Bedford Capital Financial Corp.               2,600,000           2,730,000
Bibb, Porter (3)                                      0              50,000
Boston Provident Partners, L.P.                 746,000             641,000
Bowden, Roger (4)                                35,543               1,000
Boyd, Joseph                                     60,000             105,000
BP Institutional Partners, L.P.                 100,000             100,000
BP Overseas Partners, L.P.                      135,000             100,000
Calandrella, Dorothy                             13,750              13,750
Calandrella, Stephen                             13,750              13,750
Canmerge Consultants Limited                     50,000              55,000
Colehour, Corey                                      68               4,000
Connor Clark & Co., Ltd.                        117,000             117,000
Creative Business Strategies, Inc.               29,000             250,000
Daly, Emmett (3)                                 25,000             175,000
DeArman, William                                 25,000              27,500
Devonshire Trust                                 50,000              55,000
Dobel, Maureen (5)                                    0               1,250
Drury, John                                     100,000             110,000
ESB Consultants, Inc.                            50,000              55,000
Euro Credit Investments, Ltd., (Global)         507,500             543,250
Financial Services Hedge Fund                   141,000             141,000
Fruh, Donald                                     10,609              10,609
Geller, Robert                                        0              50,000
Geman, Marc (2)(6)                                2,042               3,500
Geman, Stuart                                         0             168,000
Gerson, Susanne                                   2,750               2,750
Goldstone, Allen (2)                             21,313              21,313
Haas, Rick                                       25,000              27,500
Hackley, James, Hackley, John,
  McAllister, Robyn & Hackley, Jill              13,750              13,750
Investors Financial Group, Inc.                 100,000             110,000
Karnell, Jerry                                   80,357              80,357
Keefe Bruyette & Woods, Inc.                    326,000             463,500
Kling, Carolyn (4)                               50,000              55,000
KP3, LLC (7)                                  1,643,845           1,643,845
Ladenburg, Thalman & Co. Inc.                         0             200,000
Lotwin, Larry                                    50,000              55,000
Lucille Post Trust                               10,313              10,313
Maritime Global Subsidiary I, Ltd.              100,000             100,000
Michaels, Richard                                50,000              50,000
Morris, Ben                                      25,000              27,500
Opatowski, Michael (2)                                0              50,000
Pearson, Gretchen                                     0               5,000
Phillips, Ken (8)(3)                          1,330,422           1,385,922
Phillips, Peter                                  25,000              52,500
Phillips, Val                                    25,000              52,500
Powell, Charles                                       0               1,500
Rost, Bonnie                                      3,438               3,438
Sanders, Don                                    150,000             165,000
Schield, Marshall                                   552              20,000
Schwartz, Sanford                                21,313              21,313
Shore, Daniel                                    50,000              55,000
Steans, Harrison                                300,000             300,000
Steans, Heather                                  50,000              50,000
Steans, Jennifer                                 50,000              50,000
Steans, Robin                                    50,000              50,000
Stradwick, Janette                               22,000              22,000
Stradwick, John                                  33,000              33,000
Thomas, Nevil (3)                                     0              50,000
Tollefson, John                                  15,000              41,500
Tollefson, John Trustee                          30,000              33,000
Van der Velden, Peter                            10,000              11,000
Ware, David                                      16,864              14,000
Wheatley Foreign Partners L.P.                   55,000              55,000
Wheatley Partners L.P.                          886,000             886,000
Yanari, Thomas (4)                              138,093              13,750

Total:                                       13,449,368          14,792,206



Footnotes:

--------------------

(1)     Executive Vice President of the Company.
(2)     Former Director of the Company
(3)     Director of the Company
(4)     Employee of the Company
(5)     General Counsel of the Company
(6)     Former Chief Executive Officer of the Company
(7) Mr. Kenneth Phillips, the President and Chief Executive Officer of the Company, is a member of KP3,LLP.
(8)     President and Chief Executive Officer of the Company



                                        Ownership of shares
                                          of Common Stock    Amount of  Shares
                                         Prior to Offering    Offered Hereby
                                         -----------------            ------
          Selling Shareholder
          -------------------
Andrus, David (1)                                  100,000             162,000
105816                                              50,000              55,000
Apex Investment                                    298,559             313,559
Atkinson, William (2)                             118, 537            118, 537
Austin, Steven                                           0              13,000
Ball, George                                       100,000             110,000
Barlow Partners                                    188,000             188,000
Bay Pond Investors                                 941,000             941,000
Bay Pond Partners                                1,082,000           1,082,000
Bedford Capital Fin Inc.                                 0               6,250
Bedford Capital Fin. Corp.                       2,600,000           2,730,000
Bibb, Porter (3)                                         0              50,000
Boston Provident Partners                          746,000             641,000
Bowden, Roger (4)                                   35,543               1,000
Boyd, Joseph                                        60,000             105,000
BP Institutional                                   100,000             100,000
BP Overseas                                        135,000             100,000
Calandrella, Dorothy                                13,750              13,750
Calandrella, Stephen                                13,750              13,750
Canmerge Consultants                                50,000              55,000
Colehour, Corey                                         68               4,000
Connor Clark & Co.                                 117,000             117,000
Creative Business Strat.                            29,000             250,000
Daly, Emmett (3)                                    25,000             175,000
DeArman, William                                    25,000              27,500
Devonshire Trust                                    50,000              55,000
Dobel, Maureen (5)                                       0               1,250
Drury, John                                        100,000             110,000
ESB Consultants                                     50,000              55,000
Euro Credit Investments                            507,500             543,250
Fin. Services Hedge Fund                           141,000             141,000
Fruh, Donald                                        10,609              10,609
Geller, Robert                                           0              50,000
Geman, Marc (2)(6)                                   2,042               3,500
Geman, Stuart                                            0             168,000
Gerson, Susanne                                      2,750               2,750
Goldstone, Allen (2)                                21,313              21,313
Haas, Rick                                          25,000              27,500
Hackley, James etc.                                 13,750              13,750
Investors Financial Group                          100,000             110,000
Karnell, Jerry                                      80,357              80,357
Keefe Bruyette                                     326,000             463,500
Kling, Carolyn (4)                                  50,000              55,000
KP3, LLC (7)                                     1,643,845           1,643,845
Ladenburg                                                0             200,000
Lotwin, Larry                                       50,000              55,000
Lucille Post Trust                                  10,313              10,313
Maritime Global                                    100,000             100,000
Michaels, Richard                                   50,000              50,000
Morris, Ben                                         25,000              27,500
Opatowski, Michael (2)                                   0              50,000
Pearson, Gretchen                                        0               5,000
Phillips, Ken (8)(3)                             1,330,422           1,385,922
Phillips, Peter                                     25,000              52,500
Phillips, Val                                       25,000              52,500
Powell, Charles                                          0               1,500
Rost, Bonnie                                         3,438               3,438
Sanders, Don                                       150,000             165,000
Schield, Marshall                                      552              20,000
Schwartz, Sanford                                   21,313              21,313
Shore, Daniel                                       50,000              55,000
Steans, Harrison                                   300,000             300,000
Steans, Heather                                     50,000              50,000
Steans, Jennifer                                    50,000              50,000
Steans, Robin                                       50,000              50,000
Stradwick, Janette                                  22,000              22,000
Stradwick, John                                     33,000              33,000
Thomas, Nevil (3)                                        0              50,000
Tollefson, John                                     15,000              41,500
Tollefson, John Trustee                             30,000              33,000
Van der Velden                                      10,000              11,000
Ware, David                                         16,864              14,000
Wheatley Foreign Partners                           55,000              55,000
Wheatley Partners                                  886,000             886,000
Yanari, Thomas (4)                                 138,093              13,750

Total:                                          13,449,368
                                                14,792,206

                              PLAN OF DISTRIBUTION


         The Selling Shareholders' Shares may be offered and sold from time to time in the discretion of the Selling Shareholders in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale hereunder. The Selling Shareholders' Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.


         Sales of Selling Shareholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of the Shares by the Selling Shareholders. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between a Selling Shareholder and its underwriters, dealers, brokers or agents.

        To the extent required under the Securities Act, the aggregate amount of Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Shareholder and/or purchasers of Shares, for whom they may act. In addition, sellers of Shares may be deemed to be underwriters under the Securities Act and any profits on the sale of Shares by them may be deemed to be discount commissions under the Securities Act. Selling Shareholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

         From time to time one or more of the Selling Shareholders may transfer, pledge, donate or assign Shares to lenders, family members and others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Shares beneficially owned by those Selling Shareholders who so transfer, pledge, donate or assign Shares will decrease as and when they take such actions. The plan of distribution for Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder.


                                 LEGAL MATTERS

         Certain legal matters in connection with the Shares offered hereby will be passed upon for the Company by Holme Roberts & Owen LLP, Denver, Colorado.


                                    EXPERTS

         The financial statements of PMC International, Inc. as of December 31, 1996 and 1995, and for the years then ended included herein have been included herein in reliance upon the report of Spicer, Jeffries & Co., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS



         Financial statements for the years ended December 31, 1996 and 1995 and the Three Months ended March 31, 1997 and 1996

         Independent Auditors' Report...........................................................................F-2

         Consolidated Balance Sheets............................................................................F-3

         Consolidated Statements of Operations..................................................................F-4

         Consolidated Statements of Changes in Shareholders' Equity (Deficit)...................................F-5

         Consolidated Statements of Cash Flows..................................................................F-6

         Notes to Consolidated Financial Statements.............................................................F-8

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
PMC International, Inc.

We have audited the accompanying consolidated balance sheets of PMC International, Inc. and its subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                      SPICER, JEFFRIES & CO.

Denver, Colorado
March 1, 1997

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
           DECEMBER 31, 1996 AND 1995 AND MARCH 31, 1997 (UNAUDITED)



                                                                             March 31,       December 31,      December 31,
                            ASSETS                                            1997              1996              1995
                                                                         --------------    --------------    --------------
                                                                           (Unaudited)
CASH AND CASH EQUIVALENTS (See Notes 1 and 7)                            $    4,450,485    $    6,499,390    $      313,885

RECEIVABLES
   Investment management fees                                                   540,904           145,714            39,733
   Other receivables (See Note 1)                                               124,375           160,483            63,210

FURNITURE AND EQUIPMENT, at cost, net of accumulated
   depreciation of $770,490, $689,227 and $355,231                              997,483           936,234           688,233

SOFTWARE DEVELOPMENT COSTS, at cost, net of
   accumulated amortization of $267,763 in 1997 and $203,526
   in 1996 (See Note 1)                                                         508,068           511,123           419,617

LONG-TERM NOTE RECEIVABLES (See Note 2)                                         654,624           570,494           897,167

PREPAID EXPENSES AND OTHER ASSETS                                               417,446           340,006           220,605

GOODWILL (net of amortization of $81,688, $75,853 and
$ 52,513)                                                                       268,312           274,147           297,487
                                                                         --------------    --------------    --------------

           TOTAL ASSETS                                                  $    7,961,697    $    9,437,591    $    2,939,937
                                                                         ==============    ==============    ==============

             LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
   Accounts payable                                                      $      625,838    $      839,095    $    1,442,694
   Accrued expenses                                                             538,662           535,520           707,897
   Other liabilities (See Note 7)                                               123,327           730,909           571,389
   Deferred revenue                                                             535,781           552,868           411,347
   Notes payable (See Note 6)                                                    12,738            14,694         1,647,470
   Obligations under capital leases (See Note 7)                                209,312           219,821            75,490
                                                                         --------------    --------------    --------------

           TOTAL LIABILITIES                                                  2,045,658         2,892,907         4,856,287
                                                                         --------------    --------------    --------------

COMMITMENTS AND CONTINGENCIES (See Note 7)

SHAREHOLDERS' EQUITY (DEFICIT) (See Note 3)
   Preferred stock - no par value - authorized 5,000,000
      shares; issued and outstanding, 138,182 shares,
      175,897 shares and 349,017 shares                                         345,455           439,742           872,543
   Common stock, $.01 par value - authorized, 50,000,000
      shares, issued and outstanding, 14,523,614 shares,
      14,471,756 shares and 5,555,713 shares                                    366,395           365,876           276,716
   Additional paid-in capital                                                16,531,462        16,482,256         3,652,749
   Deficit                                                                  (11,327,273)      (10,743,190)       (6,718,358)
                                                                         --------------    --------------    --------------

        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  5,916,039         6,544,684        (1,916,350)
                                                                         --------------    --------------    --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $    7,961,697    $    9,437,591    $    2,939,937
                                                                         ==============    ==============    ==============


See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)



                                                            Three Months Ended            Year Ended         Year Ended
                                                                 March 31,                December 31,       December 31,
                                                          1997              1996              1996               1995
                                                     --------------    --------------    --------------    --------------
                                                        (Unaudited)
REVENUE:
   Investment management fees (See Note 1)           $    2,744,816    $    2,406,024    $    9,634,992    $    8,632,888
   Trading income                                            10,913            30,556            44,787            94,948
   Other income                                             105,392           179,311           407,102           444,643
                                                     --------------    --------------    --------------    --------------

           Total revenue                                  2,861,121         2,615,891        10,086,881         9,172,479
                                                     --------------    --------------    --------------    --------------


EXPENSES:
   Investment manager and other fees                      1,390,722         1,407,055         5,580,846         5,139,613
   Salaries and benefits                                    936,601           757,735         3,487,811         2,524,936
   Clearing charges and user fees                           157,207           219,478           813,239           766,515
   Advertising and promotion                                213,449           178,857           830,140           629,476
   General and administrative                               299,034           231,967         1,200,115           918,001
   Software development costs                                50,630              --             132,392            56,800
   Occupancy and equipment costs                            282,080           249,287         1,149,084           630,833
   Professional fees                                        115,481           111,310           763,086           484,860
   Settlement expense                                          --                --             155,000           465,000
                                                     --------------    --------------    --------------    --------------


           Total expenses                                 3,445,204         3,155,689        14,111,713        11,616,034
                                                     --------------    --------------    --------------    --------------

NET LOSS                                             $     (584,083)   $     (539,798)   $   (4,024,832)   $   (2,443,555)
                                                     ==============    ==============    ==============    ==============

NET LOSS PER COMMON SHARE (See
   Note 1)                                           $        (0.04)   $        (0.11)   $         (.72)   $         (.46)
                                                     ==============    ==============    ==============    ==============

WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING (See Note 1)                       14,511,099         5,555,711         5,702,036         5,546,522
                                                     ==============    ==============    ==============    ==============




See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
           DECEMBER 31, 1996 AND 1995 AND MARCH 31, 1997 (UNAUDITED)


                                                                                                                         Total
                                              Common Stock      Additional       Preferred Stock                     Shareholders'
                                          --------------------    Paid-In       --------------------                     Equity
                                            Shares       Amount    Capital      Shares      Amount       Deficit        (Deficit)
                                          ----------   --------  ------------  ---------   ---------   ------------   ------------

BALANCES, December 31, 1994               5,540,501   $276,564  $  3,637,689    349,017   $ 872,543   $ (4,274,803)  $    511,993

   Issuance of stock to 401K plan            15,212        152        15,060       --          --             --           15,212

   Net loss                                    --         --            --         --          --       (2,443,555)    (2,443,555)
                                         ----------   --------  ------------  ---------   ---------   ------------   ------------
BALANCES, December 31, 1995               5,555,713    276,716     3,652,749    349,017     872,543     (6,718,358)    (1,916,350)

   Stock options exercised                    1,000         10         1,365       --          --             --            1,375

   Notes payable converted to common
   stock                                  3,500,000     34,999     2,488,751       --          --             --        2,523,750

   Preferred stock converted to common
   stock                                    238,043      2,381       430,420   (173,120)   (432,801)          --             --

   Issuance of stock                      5,177,000     51,770    10,949,355       --          --             --       11,001,125

   Less stock issuance costs                   --         --      (1,040,384)      --          --             --       (1,040,384)

   Net loss                                    --         --            --         --          --       (4,024,832)    (4,024,832)
                                         ----------   --------  ------------  ---------   ---------   ------------   ------------
BALANCES, December 31, 1996              14,471,756    365,876    16,482,256    175,897     439,742    (10,743,190)     6,544,684

   Preferred stock converted to common
   stock                                     51,858        519        93,768    (37,715)    (94,287)          --             --

   Less stock issuance costs                   --         --         (44,562)      --          --             --          (44,562)

   Net loss                                    --         --            --         --          --         (532,804)      (532,804)
                                         ----------   --------  ------------  ---------   ---------   ------------   ------------
BALANCES, March 31, 1997 (unaudited)     14,523,614   $366,395  $ 16,531,462    138,182   $ 345,455   $(11,275,994)  $  5,967,318
                                         ==========   ========  ============  =========   =========   ============   ============







See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                          INCREASE (DECREASE) IN CASH



                                                         Three Months Ended               Year Ended
                                                              March 31,                  December 31,
                                                     --------------------------    --------------------------
                                                        1997            1996          1996            1995
                                                     -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING                                   (unaudited)
   ACTIVITIES:
   Net loss                                          $  (584,083)   $  (539,798)   $(4,024,832)   $(2,443,555)
   Adjustments to reconcile net loss to net
      cash used in operating activities:
      Depreciation and amortization                      151,335        120,835        560,862        171,907
      Accretion of discount on note receivable           (19,234)       (21,616)       (67,181)       (69,053)
      Common stock issued as compensation
        under 401K plan                                     --             --             --           15,212
      Changes in operating assets and
        liabilities:
        Investment management fees
           receivable                                   (395,190)       (25,787)      (105,981)        32,085
        Other receivables                                 36,108        (95,170)       (97,273)        22,196
        Prepaid expenses and other assets                (77,440)      (121,438)      (119,401)         9,509
        Accrued expenses                                   3,142         36,617       (172,377)       103,805
        Accounts payable                                (213,257)       149,015       (597,029)       729,837
        Other liabilities                                 (4,491)         2,474        159,520        464,399
        SEC settlement distribution                     (603,091)          --             --             --
        Deferred revenue                                 (17,087)        74,439        141,521         37,346
                                                     -----------    -----------    -----------    -----------

           Net cash used in operating
           activities                                 (1,723,288)      (420,429)    (4,322,171)      (926,312)
                                                     -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING
   ACTIVITIES:
   Purchase of furniture and equipment                  (172,661)       (83,547)      (376,574)      (405,932)
   Reduction of long-term note receivable                100,283        118,036        393,854        338,067
   Long-term notes receivable PMC
   employees                                            (142,093)          --             --             --
   Long-term note receivable KP3, LLC                    (31,689)          --             --             --
   Principal payments on note receivable                   8,603           --             --             --
   Cost of software                                      (61,182)      (122,010)      (295,022)      (419,617)
   Reduction of secured demand note                         --             --             --          225,000
                                                     -----------    -----------    -----------    -----------

           Net cash used in investing
              activities                                (298,739)       (87,521)      (277,742)      (262,482)
                                                     -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING
   ACTIVITIES:
   Proceeds from notes payable                              --          298,669      3,125,000      1,925,000
   Principal payments on notes payable                    (1,956)        (2,019)    (2,234,026)      (322,530)
   Principal payments on obligations under
      capital lease                                      (24,922)       (10,516)       (67,672)       (14,709)
   Sale of common stock, less offering costs                --             --        9,960,741           --

                                                         Three Months Ended               Year Ended
                                                              March 31,                  December 31,
                                                     --------------------------    --------------------------
                                                        1997            1996          1996            1995
                                                     -----------    -----------    -----------    -----------
   Proceeds from exercise of stock options                  --             --            1,375          --
   Principal payments on subordinated note
      payable                                               --             --             --        (225,000)
                                                     -----------    -----------    -----------   -----------

           Net cash provided by (used in)
              financing activities                       (26,878)       286,134     10,785,418     1,362,761
                                                     -----------    -----------    -----------   -----------


NET INCREASE (DECREASE) IN CASH                       (2,048,905)      (221,816)     6,185,505       173,967

CASH, at beginning of period                           6,499,390        313,885        313,885       139,918
                                                     -----------    -----------    -----------   -----------

CASH, at end of period                               $ 4,450,485    $    92,069    $ 6,499,390   $   313,885
                                                     -----------    -----------    -----------   -----------

SUPPLEMENTAL DISCLOSURE OF
   CASH FLOW INFORMATION:

   Cash paid for interest                            $     7,060    $     3,672    $   367,180   $    96,969
                                                     ===========    ===========    ===========   ===========

NONCASH INVESTING AND
   FINANCING ACTIVITIES:

Purchase of equipment via capital lease
   obligation                                        $    20,983    $    90,199    $   205,433   $    90,199

Conversion of preferred stock to common
   stock                                             $    94,287    $      --      $   432,801   $      --

Conversion of note payable to common stock           $      --      $      --      $ 2,523,750   $      --





See accompanying notes to financial statements.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)


NOTE 1 -      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

On September 23, 1993, the shareholders of Schield Management Company ("Schield") approved an exchange of common stock of Schield for all of the outstanding common stock of Portfolio Management Consultants, Inc. ("PMC") and a name change from Schield to PMC International, Inc. ("PMCI"). The share exchange was completed on September 30, 1993 and as a result of this transaction, PMC is a wholly owned subsidiary of PMCI. The share exchange between Schield and PMC was treated as a reverse acquisition and accounted for under the purchase method of accounting. Under reverse acquisition accounting, PMC was considered the acquiror for accounting and financial reporting purposes, and acquired the assets and assumed the liabilities of Schield. The Schield assets acquired and liabilities assumed were recorded at their fair values. The cost of the acquisition of Schield of $1,741,018 was based on the NASDAQ publicly traded price of the outstanding Schield common stock prior to the announcement of the transaction. The excess of the cost of the acquisition over the fair value of the assets acquired and liabilities assumed was recorded as goodwill.

PMC was organized in 1986 and its principal business activity is the administration of private and institutional managed account programs with its customers located substantially in the United States. Its services include investment suitability analysis, portfolio modeling and asset allocation, money manager selection, portfolio accounting and performance reporting. PMC is registered as an investment advisor under the Investment Advisors Act of 1940.

In June, 1994, Portfolio Brokerage Services, Inc. ("PBS") was capitalized through a series of transactions with PMCI and PMC, whereby PBS became a wholly owned subsidiary of PMCI by issuing 1,000 shares of its common stock in exchange for certain assets and liabilities with a book value of $1,532,332. PBS is engaged in business as a securities broker-dealer. As a broker-dealer it executes security transactions for PMC's privately managed account programs, on behalf of its customers through the customer's custodian bank on a delivery vs. payment basis.

Portfolio Technology Services, Inc. ("PTS"), a wholly owned subsidiary of PMCI, was organized in June, 1994 but had no operations until 1995. PTS was formed for the purpose of developing proprietary software for use in the financial services industry.

The accompanying consolidated financial statements include the historical accounts of PMC for all periods and the accounts of PMCI since September 30, 1993, and PBS and PTS since inception. All intercompany accounts and transactions have been eliminated in consolidation. The March 31, 1997 and March 31, 1996 amounts included herein are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, cash flows and changes in shareholders' equity at March 31, 1997 and March 31, 1996 have been made.

Significant Accounting Policies

Revenue from investment management services is recorded as such revenues accrue under the terms of the related investment management contracts.

Securities transactions and related commission income are recorded on a trade date basis. In the normal course of business, PBS executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, PBS may be obligated to discharge the obligation of

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)








NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.


The Company has developed a windows-based software program for sale to financial product distribution entities. The product is designed to guide clients of these entities through the process of choosing appropriate combinations of mutual funds for their own portfolios. The majority of costs incurred to establish the technological feasibility of this product intended to be sold or otherwise marketed were borne by unrelated individuals prior to the product being introduced to the Company. Prior to achieving technological feasibility in 1995, the Company incurred approximately $50,000 in research and development costs after receiving the products from the unrelated individuals. These costs have been included in the statement of operations for 1995. All subsequent costs incurred directly related to the development of the software were capitalized. Capitalized costs are being amortized over the economic life of the software, which in this case is three years. It is the Company's policy to amortize and evaluate software for net realizable value on a product-by-product basis. The software became available for sale during 1996. The Company's plans to generate revenues from this product are four-fold: license fees, customization fees, a continuing fee equal to a percentage of assets under management of the end users purchasing such software, and annual maintenance fees. The capitalization of such computer software costs shall cease when the product is available for general release to the customers. Costs of maintenance and customer support are charged to expense when the related revenue is recognized, or when those costs are incurred, whichever occurs first.


The Company provides for depreciation of furniture and equipment on the straight line and declining balance methods based on estimated lives of three to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company follows the intrinsic value based method of accounting as prescribed by APB 25, Accounting for Stock Issued to Employees, for its stock-based compensation. Under the Company's stock option plan, the exercise price is equal to the fair value of the options at the grant date and no compensation cost is recognized.

Cash and cash equivalents for purposes of the statement of cash flows includes highly liquid investments with a maturity of three months or less at date of acquisition.

Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive. Dividends on cumulative preferred stock of $22,455, $56,715, $57,166 and $113,430 for the periods ended March 31, 1997 and 1996, and December 31, 1996 and 1995, respectively, have been added back to the net loss in computing the net loss per share.


The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in its financial statements for the year ended December 31, 1996. The adoption of SFAS 121 had no material affect on the Company's financial statements.



The Company reviews its long-lived assets and goodwill for impairment to determine if the carrying amount of the asset is recoverable. The goodwill arising from the transaction in Note 1 is being amortized using the straight-line method over 15 years. The Company's decision to use such a method was based on the conclusion, after consultation with its advisors, and after reviewing the policies adopted by other financial institutions, that such 15 year period was the predominant amortization method used in the financial institution community. In complying with the provisions of SFAS
121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company has determined the fair value of goodwill to be based on the cost of becoming publicly traded for an entity in similar circumstances. Furthermore, at December 31, 1996, the difference between the market capitalization and the book value of the Company significantly exceeded the amount of goodwill as stated in the accompanying Statement of Financial Condition of the Company.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)




NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Certain 1995 amounts have been reclassified to conform to the 1996 presentation.

NOTE 2 - LONG-TERM NOTE RECEIVABLES

In connection with the Schield reverse acquisition, the Company acquired a long-term note receivable related to the sale of Schield's market timing operations to an entity controlled by a founder of Schield. The note is payable in monthly installments of $32,000, including interest through August, 1998. The note was recorded at its estimated fair value as of September 30, 1993. The discount from the face amount of the note receivable is a credit to interest income over the life of the note using the interest method. The principal balance of the note as of December 31, 1996 is $697,129 compared to its carrying amount of $570,494. The principal balance of the note as of March 31, 1997 is $539,377 compared to its carrying amount of $489,445 (unaudited).

During January 1997, the Company authorized financing of 154,690 shares of PMCI's common stock which had been purchased and owned by a number of PMC employees as part of a private sale of stock by a shareholder of the Company in 1993. This purchase was originally financed through a bank loan which came due on December 31, 1996. The balloon amount due at the expiration of the loan was $142,093. PMCI paid off the prior bank loan and financed this amount for its employees as notes receivable, collateralized by the underlying stock. PMCI is receiving monthly installments in the amount of $3,435 collected through payroll deductions. These notes will mature on December 31, 1999, with balloon payments of $38,825 due from employees.


NOTE 3 - SHAREHOLDERS' EQUITY

Preferred Stock

Holders of preferred stock are entitled to receive dividends at a rate of $0.325 per share per annum (equal to 13% of the purchase price per share attributable to the preferred stock). Dividends are payable semi-annually on January 15 and July 15 in each year. Dividends accrue from the date of the preferred stock issuance and are cumulative. Upon liquidation or dissolution of the Company, holders of preferred stock are entitled to a preference over the holders of common stock in an amount per share equal to the original purchase price attributed to a share of preferred stock ($2.50) plus all unpaid cumulative dividends. The preferred stock is non-participating and the holders of preferred stock have no preemptive rights and no voting rights except as may be required by Colorado law. At the option of the Company, the preferred stock may be redeemed in whole, or in part, at a price of $2.75 per share, plus unpaid cumulative dividends. Redemption can only occur if certain conditions regarding the bid prices of the Company's common stock and the Company's after-tax earnings are met.

As of March 31, 1997, cumulative dividends in arrears totaled $253,509 (unaudited).

Common Stock

During December, 1996, the Company issued 8,916,043 shares of its common stock through several issuances. First, a private placement was completed whereby 5,177,000 shares were issued for cash of $11,001,125 less offering costs of $1,040,384. Secondly, convertible promissory notes issued in December, 1995 and the first half of 1996 in the amount of $1,500,000 were repaid and the proceeds were used to exercise warrants for 1,500,000 common shares and 150,000 new warrants were issued to the noteholders in connection therewith (see Note 6). Thirdly, in connection with the

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)



NOTE 3 - SHAREHOLDERS' EQUITY (Continued)

shareholder note payable as described in Note 6, warrants to purchase 1,023,750 shares of common stock were exercised for cash of $1,023,750 and warrants to purchase 1,976,250 shares of common stock were exchanged for 976,250 shares of common and 150,000 new warrants. Additionally, certain preferred shareholders exercised their conversion rights and exchanged 173,120 preferred shares for 238,043 shares of common.


During January 1997, certain shareholders voluntarily exchanged 37,715 shares of Preferred Stock for 51,858 shares of common stock. At March 31, 1997, there were 138,182 shares of preferred stock outstanding.



NOTE 4 - INCOME TAXES

The Company has an unused net operating loss carryforward of approximately $7,000,000 for income tax purposes, $1,200,000 expiring in 2009, $1,800,000 in
2010 and the remainder expiring in 2011. This net operating loss carryforward may result in future income tax benefits of approximately $2,800,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995 are as follows:


                                                            1996                 1995
                                                      ----------------   --------------------
Deferred tax liabilities                              $            -        $            -
                                                      ===============       ==============
Deferred tax assets
     Net operating loss carry forwards                      2,579,000            1,149,500
     Legal settlement                                         233,300              175,000
                                                      ---------------       --------------
     Total deferred tax assets                              2,812,300            1,324,500
     Valuation allowance for deferred tax assets           (2,812,300)          (1,324,500)
                                                      ---------------       --------------
                                                      $             -       $            -
                                                      ===============       ==============

The valuation allowance for deferred tax assets was increased by $1,487,800 and $855,300 during 1996 and 1995, respectively.

NOTE 5 - REGULATORY REQUIREMENTS

PBS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 1996, PBS had net capital and net capital requirements of $233,288 and $100,000, respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was .53 to 1. At March 31, 1997, PBS had net capital and net capital requirements of $425,153 and $100,000, respectively, and the Company's net capital ratio was .13 to 1 (unaudited). According to Rule 15c3-1, PBS's net capital ratio shall not exceed 15 to 1. On a consolidated basis, as a result of the requirement, net assets of $120,000 are unavailable for any purpose other than meeting PBS's net capital requirements at December 31, 1996 and March 31, 1997.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)

NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:



                                                            March 31, 1997     December 31, 1996    December 31, 1995
                                                           ----------------     ---------------        -------------
                                                             (unaudited)

8-1/2% note payable to shareholder, due                   $              -     $             -         $  1,200,000
July 26, 2000 interest payable monthly
beginning August 10, 1996, principal and all
accrued and unpaid interest is due at maturity,
secured by all assets of PMCI and its subsidiaries
(except PBS which security interest is only to its
outstanding common stock owned by PMCI).

11.5% note payable to shareholder(s),                               12,738              14,694               22,470
unsecured, due August 1, 1998, payable in
monthly installments of $832 including interest.
In 1996 and 1995, principal of $7,776 and
$6,159 mature.

9% notes payable to employees and unrelated                              -                   -              425,000
individuals, due December 29, 1996, principal
and interest payable on or before maturity
date, secured by a second lien on Company assets.         ----------------     ---------------        -------------


                                                          $         12,738     $        14,694        $   1,647,470
                                                          ================     ===============        =============



The above $1,200,000 shareholder note payable is related to a financing and stock purchase agreement which encompasses a series of transactions, none of which are considered binding until certain criteria are met. The shareholder acquired 1,000,000 shares of the Company's common stock in a private transaction with another individual and loaned the Company $1,200,000. In connection with this loan, a warrant to purchase 1,200,000 shares of common stock at $1.00 per share (see Note 3) was also received. In addition, the shareholder obtained an option to lend the Company an additional $1,800,000 and received warrants similar to those issued in connection with the initial loan. Through July 9, 1996, this shareholder fulfilled its option and loaned the Company an additional $1,800,000 and received 1,800,000 warrants to purchase common shares. On December 24, 1996, the shareholder and the Company entered into an agreement whereby (1) the Company would remit $1,976,250 against the principal amount of the loan, (2) the shareholder would exercise warrants to purchase 1,023,750 common shares at $1.00 per share to be used against the remaining principal balance, and (3) the shareholder would exchange its remaining warrants for 976,250 shares of common stock and 150,000 warrants to purchase common stock at $2.125 per share.

During March, 1995, through a private offering, PMCI issued $300,000 of convertible promissory notes bearing 15% interest per annum. These notes were repaid in July 1995. In addition, in November, 1996, the Company borrowed $250,000 from unrelated persons on a short-term basis carrying interest at 12%. In December, 1996 these amounts were repaid through the proceeds of the private offering (see Note 3).

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)



NOTE 6 - NOTES PAYABLE (Continued)


On December 14, 1995, the Company commenced a private offering of units. Each unit consisted of a promissory note with limited conversion rights in the principal amount of $1,000 and a warrant to purchase 1,000 shares of common stock at a price per share equal to the greater of $1.00 or the market price on the initial closing date of the offering. If the notes were not paid by the due date, the notes, at the option of the holder, became convertible into shares of the Company's common stock on the basis of one share for each $1.00 of unpaid principal and interest. On May 7, 1996 a second private offering of units commenced with similar terms and after completion $1,500,000 of promissory notes were outstanding from both offerings. Prior to the due date of the notes, the Company asked its noteholders to agree to apply their principal balance against the exercise price of their warrants and, in addition, they would also receive warrants to purchase 150,000 shares of the Company's stock at an exercise price of $2.125 per share. Subsequently, the noteholders agreed to this arrangement.

Interest expense for the periods ended March 31, 1997 and 1996, December 31, 1996 and 1995 was $7,924, $44,630, $331,008 and $102,011 respectively.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

PMC had been under a formal order of private investigation by the Securities and Exchange Commission relating to certain aspects of PMC's former practice of principal trading. PMC discontinued this practice in April, 1994. In 1995, the Company submitted a settlement proposal to the Commission, without admitting or denying liability, on behalf of PMC under a plan pursuant to which PMC would disgorge its trading profits realized from principal trading together with prejudgment interest in an amount estimated to be $465,000. In 1996, the settlement was accepted by the Commission with the total amount payable, including accrued interest approximating $620,000. These amounts have been included in other liabilities in the accompanying financial statements.


In January 1997, KP3, LLC, a limited liability company owned and controlled by the Company's president and chief executive officer (the "LLC") borrowed $1,750,000 from a bank with a due date of December 31, 1997. The purpose of the loan was to finance payment of the deferred portion of the purchase price of 1,643,845 shares of Common Stock owned by the LLC that were purchased from a former officer of the Company at the time of his departure. In connection with this borrowing, the Company agreed to collateralize the loan on behalf of the LLC. Accordingly, $1,890,000 of cash included in cash and cash equivalents (representing the initial principal balance and an interest reserve) in the accompanying balance sheet became restricted for this purpose. The Company has also agreed to loan the LLC amounts sufficient to pay interest on the loan so long as the amount of loans made and bank collateral provided would not exceed $2,000,000. Effective March 31, 1997, the Company loaned the LLC $31,689 specifically designated to pay the interest on the bank loan. The borrower (the
LLC) has agreed to reimburse the Company for any amounts paid by the Company toward the loan or for collateral applied to the loan, including interest at an annual rate of 9%, and has granted the Company a security interest in 1,643,845 shares of the Company's common stock held by it.


The Company has leases for office space and equipment under various operating and capital leases. Included in furniture and equipment is $295,552 of equipment under capital leases at December 31, 1996 and accumulated depreciation

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)



NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

relating to these leases of $30,184. Future minimum lease payments under noncancelable leases as of December 31, 1996 are as follows:


                                                                                       Principal
Year Ending                                                                               due
December 31,                                   Operating            Capital          Capital Lease
----------------------------------------   -----------------   -----------------   ------------------
1997                                           $     375,824        $    123,992       $      103,119
1998                                                 351,672             103,486               95,336
1999                                                 298,658              22,178               21,366
2000                                                 293,567                   -                    -
2001                                                  24,000                   -                    -
                                               -------------        ------------       --------------
                                               $   1,343,721             249,656       $      219,821
                                               =============                           ==============

Less amount representing interest                                         29,835
                                                                    ------------
Present value of net minimum lease
   payments                                                         $    219,821
                                                                    ============

Total rent expense for facilities and equipment for the periods ended March 31, 1997 and 1996, December 31, 1996 and 1995, was $105,826, $106,225, $471,339 and
$410,263, respectively.


NOTE 8 - STOCK OPTIONS AND WARRANTS

The Company has no formal stock option plan, however it has granted options to officers, employees, shareholders and certain other individuals and entities allowing them to purchase common stock of the Company generally at the market value of the stock at date of grant. Options are generally for a five-year term however, in certain instances the term is longer. In addition common stock warrants have been issued in connection with certain private offerings of debt. At December 31, 1996, warrants to purchase common stock at various prices were outstanding which expire as follows:


Expiration Date                                   Warrants            Exercise Price
-------------------------------------       ------------------       -----------------
December, 1998                                    300,000                  1.620
June, 2001                                        200,000                  1.000
November, 2001                                     25,000                  1.625
December, 2001                                    550,000                  2.125
                                                ---------
                                                1,075,000
                                                =========

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)







NOTE 8 - STOCK OPTIONS AND WARRANTS (Continued)

The following table describes certain information related to the Company's compensatory stock option activity for the year ending December 31, 1996.


                                               Number of            Weighted
Average                                         Options          Exercise Price
-------------------------------------      ------------------   -----------------
   Outstanding, December 31, 1995               1,016,000               $  1.42
   Grants during year:
      Exercise price = market price             1,352,500                  1.40
      Exercise price > market price               200,000                  1.56
   Exercised during year                           (1,000)                 1.38
   Forfeited during year                          (22,000)                 1.13
   Expired during year                            (35,000)                 2.79
                                                ---------
   Outstanding, December 31, 1996               2,510,500                  1.45
                                                =========

   Exercisable, December 31, 1996               1,400,500                  1.45
                                                =========

The weighted average grant date fair value of the options granted in 1996 was as follows:


Exercise price = market price                    $     0.67
Exercise price > market price                          1.03

The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 5.88% to 6.50%; dividend yield of 0%; expected lives of five to six years; and volatility of 44.2%.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)








NOTE 8 - STOCK OPTIONS AND WARRANTS (Continued)

A summary of the Company's outstanding and exercisable stock options as of December 31, 1996 is as follows:


                                                                Weighted            Weighted
                                                             verage Exercise         Average
                                                                  Price             Remaining
                                           Number of                             ontractual Life
Range of Exercise Prices                    Options                                 (months)
-------------------------------------  ------------------   -----------------   -----------------
     $1.00 - $1.38
         Outstanding                            1,228,500                 $1.14             31(a)
         Exercisable                              728,500                  1.17                39

     $1.50 - $1.56
         Outstanding                              977,500                  1.55             63(b)
         Exercisable                              567,500                  1.55             63(c)

     $2.13 - $2.50
         Outstanding                              252,500                  2.20                58
         Exercisable                               52,500                  2.50                 6

     $3.10
         Outstanding                               52,000                  3.10                13
         Exercisable                               52,000                  3.10                13

     (a) Excludes 200,000 options which expire 12 months after employee termination.
     (b) Excludes 800,000 options which expire 12-24 months after employee termination.
     (c) Excludes 480,000 options which expire 12-24 months after employee termination.

On February 26, 1997, the Board of Directors granted options to purchase a total of 70,000 shares of the Company's common stock to employees at an exercise price of $2.50 per share and which expire in six years. The options vest 20% on the first anniversary of each employees date of hire with the balance vesting in equal successive quarterly installments over the following four years, provided, however, that each employee must be employed by the Company at the time any vesting would occur. The Board of Directors also granted options to purchase 50,000 shares of common stock to Mr. Emmett Daly in connection with his becoming a director of the Company on February 27, 1997. The options vest at the rate of 20% at each such time as the average of the bid and asked price of the common stock equals $2.50, $3.50, $4.50, $5.50 and $6.50 respectively, for 20 consecutive trading days. The options are exercisable at $2.50 per share and expire in five years.

As previously described, the Company applies APB 25 and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's options been

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Continued)


NOTE 8 - STOCK OPTIONS AND WARRANTS (Continued)

determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company's net loss and loss per share would have increased to the pro-forma amounts indicated below:

                                           March 31,                   December 31,
                                             1997                 1996              1995
                                            ------               ------            -----

Net loss                                $ (610,294)        $ (5,135,022)     $ (2,541,606)
Net loss per share                      $     (.04)        $       (.91)     $       (.48)


NOTE 9 - EMPLOYEE BENEFIT PLAN

Salary deferral "401(k)" plan

The plan allows employees who have completed one year of employment and at least 1,000 hours of service to defer up to 15% of their salary. The Company intends to match employee contributions by an amount determined annually by the board of directors. Only contributions up to the first 6% of an employee's salary will be considered for the match. On February 15, 1995 PMCI's Board of Directors approved the issuance of 15,212 shares of PMCI common stock (valued at the market price at the date of grant of $1.00 per share) to match participant's contributions for the year ended December 31, 1994.


NOTE 10 - RISKS AND UNCERTAINTIES

PMC's revenues are primarily derived from a percentage of the assets under the management of its distribution channels. Assets under management are impacted by both the extent to which PMC adds or loses clients and the appreciation or depreciation of the U.S. and international equity and fixed income markets. Assets of customers of an unrelated organization constitute approximately 16% of the total customer assets in PMC's managed account programs as of December 31, 1996. A downturn in general economic conditions could cause investors to cease using the products, including its proprietary software products, and services of the Company or its distribution channels.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of the $100,000 are subject to loss should the banks cease business.


NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS


SFAS 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.



The following methods and assumptions were used to estimate the fair value of each class financial instruments for which it is practicable to estimate that value:



The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

The carrying amount of receivables, accounts payable, accrued expenses, and other liabilities approximate fair value because the collection or payments on those instruments are expected in short term.

The long term note receivable was discounted at inception (see Note 2) and at December 31, 1996, discounting the note at the current interest rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities yields a fair value which approximates the carrying value.

Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the carrying value of obligations under capital leases approximate fair value.

The carrying amount of deferred revenue approximates fair value because it is expected to be realized within ninety days.

                            PMC INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED)
                                  (Concluded)


NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

                                    PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee, are estimated:


         Securities and Exchange Commission registration fee . . . . . . . . . . . .        $10,914
         Printing expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,000
         Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . .         60,000
         Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . .         10,000
         Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . .          3,000
         Miscellaneous   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,000
                                                                                            -------
                 Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $93,914




         All of the above expenses will be borne by the Company.

ITEM 27.  EXHIBITS

         (a)     Exhibits


         3.1      Articles of Incorporation of the Company (2)
         3.2      Bylaws of the Company (1)
         4.1      Specimen Common Stock certificate of the Company
         4.2      The Articles of Incorporation and Bylaws of the Company are included as Exhibits 3.1 and 3.2
         5.1      Opinion of Holme Roberts & Owen LLP as to the legality of the issuance of the shares
         10.1     Employment Agreement between the Company and Kenneth S. Phillips dated as of July 26, 1995 (1)
         10.2     Amended and Restated Employment Agreement between the Company and David L. Andrus dated as of December 17,
                  1996 (1)
         10.3     Form of Subscription Agreement between the Company and each of the lenders in the November 1996 bridge financing (1)
         10.4     Form of warrant issued to each of the lenders in the November 1996 bridge financing (1)
         10.5     Form of Registration Rights Agreement between the Company, each of the lenders in the November 1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the
                  December 1996 private placement (1)
         10.6     Form of Subscription Agreement between the Company and each of the investors in the December 1996 private placement (1)
         10.7     Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc. (1)
         10.8     Form of warrant issued to investors in connection with the December 1996 restructuring (1)
         10.9     Restructuring Agreement dated as of December 24, 1996 among the Company, Bedford Capital Financial
                  Corporation ("Bedford"), Portfolio Management Consultants, Inc. ("PMC"), Portfolio Brokerage Services,
                  Inc. ("PBS") and Portfolio Technology Services ("PTS") (1)
         10.10    Amended and Restated Registration Rights Agreement dated as of December 24, 1996 among the Company and
                  Bedford (1)
         10.11    Shareholders Agreement dated as of December 24, 1996 among the Company, Bedford, Kenneth S. Phillips, David
                  L. Andrus and Phillips & Andrus LLC (1)
         10.12    Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates (1)
         10.13    Advisory Agreement effective as of July 26, 1995, between Nevcorp Inc. and the Company (1)
         10.14    Termination of Nevcorp Consulting Agreement (1)
         10.15    Stock Option Plan of the Company (1)
         10.16    Reimbursement and Pledge Agreement dated January 8, 1997 among the Company, KP3, LLC, and Kenneth S.
                  Phillips (1)
         10.17    Term Loan Agreement dated as of January 8, 1997 among the Company, KP3, LLC and Norwest Bank Colorado N.A.
                  (1)
         10.18    Investment Agreement dated as of July 26, 1995 among the Company, PMC, PBS, PTS, and Bedford (3)
         21.1     List of Subsidiaries (2)
         23.1     Consent of Spicer, Jeffries & Co., Certified Public Accountants
         23.2     Consent of Holme Roberts & Owen LLP is to be included in Exhibit 5.1
         24.1     Powers of Attorney (1)



(1) Previously filed.
(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-37800) dated November 15, 1990.
(3) Incorporated by reference from the Company's Annual Report on Form 10-KSB (File No. 0-14937) for the year ended December 31, 1994.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 20th day of June, 1997.


                                        PMC International, Inc.
                                        a Colorado corporation



                                        By:    /s/ Kenneth S. Phillips
                                           ------------------------------------
                                               Kenneth S. Phillips
                                               President and Chief Executive
                                               Officer


         In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates stated.



                                                   Title Position Held
                    Signature                      With the Registrant                    Date
                    ---------                      -------------------                    ----
             /s/ Kenneth S. Phillips               President, Chief Executive             June 20, 1997
------------------------------------------------      Officer and Director
               Kenneth S. Phillips


                        *                          Executive Vice President and           June 20, 1997
------------------------------------------------      Director
                 David L. Andrus


                        *                          Treasurer and Chief Financial          June 20, 1997
------------------------------------------------      Officer (principal accounting
                    Vali Nasr                         and financial officer)


                        *                          Chairman of the Board and Director     June 20, 1997
------------------------------------------------
                J. W. Nevil Thomas


                        *                          Director                               June 20, 1997
------------------------------------------------
                  D. Porter Bibb


                                                   Director
------------------------------------------------
                  Emmett J. Daly



 *By:    /s/ Kenneth S. Phillips
      ------------------------------------------
          Kenneth S. Phillips, attorney-in-fact


EXHIBIT INDEX


 Exhibit
 Number       Description
 3.1          Articles of Incorporation of the Company (2)
 3.2          Bylaws of the Company (1)
 4.1          Specimen Common Stock certificate of the Company
 4.2          The Articles of Incorporation and Bylaws of the Company are included as Exhibits 3.1 and 3.2
 5.1          Opinion of Holme Roberts & Owen LLP as to the legality of the issuance of the shares
 10.1         Employment Agreement between the Company and Kenneth S. Phillips dated as of July 26, 1995 (1)
 10.2         Amended and Restated Employment Agreement between the Company and David L. Andrus dated as of
              December 17, 1996 (1)
 10.3         Form of Subscription Agreement between the Company and each of the lenders in the November
              1996 bridge financing (1)
 10.4         Form of warrant issued to each of the lenders in the November 1996 bridge financing (1)
 10.5         Form of Registration Rights Agreement between the Company, each of the lenders in the November
              1996 bridge financing, each of the investors in the December 1996 private placement, and the placement agent in the December 1996 private placement (1)
 10.6         Form of Subscription Agreement between the Company and each of the investors in the December
              1996 private placement (1)
 10.7         Warrant dated December 24, 1996 issued to Keefe, Bruyette & Woods, Inc. (1)
 10.8         Form of warrant issued to investors in connection with the December 1996 restructuring (1)
 10.9         Restructuring Agreement dated as of December 24, 1996 among the Company, Bedford Capital
              Financial Corporation ("Bedford"), Portfolio Management Consultants, Inc. ("PMC"), Portfolio
              Brokerage Services, Inc. ("PBS") and Portfolio Technology Services ("PTS") (1)
 10.10        Amended and Restated Registration Rights Agreement dated as of December 24, 1996 among the
              Company and Bedford (1)
 10.11        Shareholders Agreement dated as of December 24, 1996 among the Company, Bedford, Kenneth S.
              Phillips, David L. Andrus and Phillips & Andrus LLC (1)
 10.12        Form of Warrant dated December 24, 1996 issued to Bedford and certain of its associates (1)
 10.13        Advisory Agreement effective as of July 26, 1995, between Nevcorp Inc. and the Company (1)



(1) Previously filed.
(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-37800) dated November 15, 1990.

EXHIBIT INDEX

 Exhibit
 Number       Description
 10.14        Termination of Nevcorp Consulting Agreement (1)
 10.15        Stock Option Plan of the Company (1)

 10.16        Reimbursement and Pledge Agreement dated January 8, 1997 among the Company, KP3, LLC, and
              Kenneth S. Phillips (1)

 10.17        Term Loan Agreement dated as of January 8, 1997 among the Company, KP3, LLC and Norwest Bank
              Colorado N.A. (1)

 10.18        Investment Agreement dated as of July 26, 1995 among the Company, PMC, PBS, PTS, and Bedford (3)

 21.1         List of Subsidiaries (2)

 23.1         Consent of Spicer, Jeffries & Co., Certified Public Accountants

 23.2         Consent of Holme Roberts & Owen LLP is to be included in Exhibit 5.1

 24.1         Powers of Attorney (1)






(1) Previously filed.
(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 33-37800) dated November 15, 1990.
(3) Incorporated by reference from the Company's Annual Report on Form 10-KSB (File No. 0-14937) for the year ended December 31, 1994.